File No. 333-233787
                                                                    CIK #1778797

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 1
                                       TO
                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6


   For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

     A.   Exact Name of Trust: INVESCO UNIT TRUSTS, SERIES 2013

     B.   Name of Depositor: INVESCO CAPITAL MARKETS, INC.

     C.   Complete address of Depositor's principal executive offices:

                               11 Greenway Plaza
                           Houston, Texas 77046-1173

     D.   Name and complete address of agents for service:

MORGAN, LEWIS & BOCKIUS LLP              INVESCO CAPITAL MARKETS, INC.
Attention: Thomas S. Harman, Esq.        Attention: John M. Zerr, Esq.
1111 Pennsylvania Avenue NW              11 Greenway Plaza
Washington, DC 20004                     Houston, Texas 77046-1173


     E. Title of securities being registered: Units of fractional undivided beneficial interest.

     F.   Approximate date of proposed sale to the public:

 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

   / X / Check box if it is proposed that this filing will become effective immediately upon filing on November 12, 2019, pursuant to Rule 487.



High Income Allocation Portfolio 2019-4

Preferred Opportunity Portfolio 2019-4

Multi-Asset High Income Portfolio 2019-4
--------------------------------------------------------------------------------

   Each unit investment trust named above (the "Portfolios"), included in Invesco Unit Trusts, Series 2013, invests in a portfolio of securities. Of course, we cannot guarantee that a Portfolio will achieve its objective.


   With respect to the High Income Allocation Portfolio and the Multi-Asset High Income Portfolio an investment can be made in the underlying funds directly rather than through the Portfolios. These direct investments can be made without paying either Portfolio's sales charge, operating expenses and organization costs.





                               November 12, 2019


      You should read this prospectus and retain it for future reference.

--------------------------------------------------------------------------------
 The Securities and Exchange Commission has not approved or disapproved of the
       Units or passed upon the adequacy or accuracy of this prospectus.
               Any contrary representation is a criminal offense.


INVESCO


High Income Allocation Portfolio

   Investment Objective. The Portfolio seeks to provide current income and the potential for capital appreciation.

   Principal Investment Strategy. The Portfolio seeks to achieve its objective by investing in an income-oriented portfolio consisting of common stocks, closed-end funds and preferred securities. Invesco Capital Markets, Inc., the Sponsor, has defined two specific segments of the market to be represented in the Portfolio: "High Income/Low Volatility" and "High Income/High Volatility". In determining the asset classes and sectors to correspond with each segment, the Sponsor conducted research on both near-term and longer-term yields, performance and volatility, including specific asset class and security traits that are typically associated with higher or lower price volatility compared to the broader market. High Income/Low Volatility asset classes, sectors and industries include utilities, telecommunication services, consumer staples, health care and large cap dividend paying stocks. High Income/High Volatility asset classes and sectors include business development companies ("BDCs"), real estate investment trusts ("REITs"), mortgage REITs, master limited partnerships ("MLPs") and preferred securities. The Sponsor seeks to divide the Portfolio's exposure between high and low volatility asset classes through a balanced allocation to each of the five asset classes within their volatility segment.

   Within the High Income/High Volatility segment, exposure to BDCs is captured through the investment in closed-end funds. The REITs were selected based on factors including property sector, regional markets exposure, capital markets access and real estate fundamentals. The mortgage REITs were selected based on valuation, yield sustainability, and overall volatility and risk levels. The MLPs were selected based on factors including cash-flow analysis, distribution sustainability and growth, as well as overall volatility and risk profile. In selecting the preferred securities for the Portfolio, the Sponsor considered factors such as current yield, credit ratings and industry and company trends and fundamentals. The stocks within the High Income/Low Volatility segment were selected based on factors such as dividend yield, dividend growth, market capitalization, volatility and earnings growth and outlook relative to the sector.

   In selecting the closed-end funds for the Portfolio, the Sponsor sought to invest in funds representative of asset classes with generally attractive income opportunities. In addition, the Sponsor assembled the final portfolio based on the consideration of factors including, but not limited to, manager performance, valuation, current dividend level and sustainability, diversification, credit quality and liquidity.


   Approximately 10% of the Portfolio consists of funds that are classified as "non-diversified" under the Investment Company Act of 1940. These funds have the ability to invest a greater portion of their assets in obligations of a single issuer. As a result, these funds may be more susceptible to volatility than a more widely diversified fund.


   Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

   The Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy through reinvestment of your proceeds over several years if subsequent series are available. Repeatedly rolling over an investment in a unit investment trust may differ from long-term investments in other investment products when considering the sales charges, fees, expenses and tax consequences attributable to a Unitholder. For more information see "Rights of Unitholders--Rollover".

   Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

     o Security prices will fluctuate. The value of your investment may fall over time.

     o A security issuer may be unable to issue distributions, or to make payments of interest, dividends or principal in the future. This may reduce the level of income certain of the Portfolio's securities pay which would reduce your income and may cause the value of your Units to fall.

     o The financial condition of a security issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.

     o You could experience dilution of your investment if the size of the Portfolio is increased as Units are sold. There is no assurance that your investment will maintain its proportionate share in the Portfolio's profits and losses.

     o The Portfolio invests significantly in stocks of large cap companies. Large cap companies are more mature and may grow more slowly than the economy as a whole and tend to go in and out of favor based on market and economic conditions.

     o The Portfolio invests in preferred securities. Preferred securities are typically subordinated to bonds and other debt instruments in a company's capital structure in terms of priority to corporate income and therefore are subject to greater risk than those debt instruments. Preferred securities are subject to interest rate risk, meaning that their values may fall if interest rates, in general, rise. In a low interest rate environment risks associated with rising rates are heightened. The negative impact on fixed income securities from any interest rate increases could be swift and significant. In addition to the other risks described herein, income payments on certain preferred securities may be deferred, which may reduce the amount of income you receive on your Units.

     o The Portfolio invests in MLPs. Most MLPs operate in the energy sector and are subject to the risks generally applicable to companies in that sector, including commodity pricing risk, supply and demand risk, depletion risk and exploration risk. MLPs are also subject to the risk that regulatory or legislative changes could limit or eliminate the tax benefits enjoyed by MLPs which could have a negative impact on the after-tax income available for distribution by the MLPs and/or the value of the Portfolio's investments.

     o The Portfolio invests in shares of closed-end funds. You should understand the section titled "Closed-End Funds" before you invest. In particular, shares of closed-end funds tend to trade at a discount from their net asset value and are subject to risks related to factors such as management's ability to achieve a fund's objective, market conditions affecting a fund's investments and use of leverage. The underlying funds have management and operating expenses. You will bear not only your share of the Portfolio's expenses, but also the expenses of the underlying funds. By investing in other funds, the Portfolio incurs greater expenses than you would incur if you invested directly in the funds.

     o Certain securities in the Portfolio, as well as certain of the securities held by the underlying funds in the Portfolio, may be rated below investment grade and considered to be "junk" or "high-yield" securities. Securities rated below "BBB-" by Standard & Poor's or Fitch Ratings or below "Baa3" by Moody's are considered to be below investment grade. These securities are considered to be speculative and are subject to greater market and credit risks. Accordingly, the risk of default is higher than with investment grade securities. In addition, these securities may be more sensitive to interest rate changes and may be more likely to make early returns of principal.

     o The Portfolio invests in shares of REITs and other real estate companies. Shares of REITs and other real estate companies may appreciate or depreciate in value, or pay dividends depending upon global and local economic conditions, changes in interest rates and the strength or weakness of the overall real estate market. Negative developments in the real estate industry will affect the value of your investment more than would be the case in a more diversified investment.

     o The Portfolio invests in shares of publicly traded business development companies ("BDCs"). BDCs invest in privately-held companies, the securities of which are generally less liquid than are publicly traded securities. BDCs may have relatively concentrated investment portfolios, consisting of a relatively small number of holdings. A BDC's gains and losses may be magnified through the use of leverage. BDCs generally depend on access to capital markets in order to raise cash, acquire suitable investments and monitor and implement certain financial strategies. An inability to access these markets may have a negative impact on the value of BDC shares and the value of your units. Many debt investments in which BDCs invest will not be rated by a credit rating agency and will be below investment grade quality.

     o We do not actively manage the Portfolio. Except in limited circumstances, the Portfolio will hold, and may continue to buy, shares of the same securities even if their market value declines.

                                   Fee Table

   The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                      As a % of
                                       Public     Amount
                                      Offering    Per 100
Sales Charge                            Price      Units
                                      ---------  ----------
Initial sales charge                    0.000%    $ 0.000
Deferred sales charge                   2.250      22.500
Creation and development fee            0.500       5.000
                                      ---------  ----------
Maximum sales charge                    2.750%    $27.500
                                      =========  ==========

                                       As a %     Amount
                                       of Net     Per 100
                                       Assets      Units
                                      ---------  ----------

Estimated Organization Costs            0.359%    $ 3.476
                                      =========  ==========
Estimated Annual Expenses
Trustee's fee and operating expenses    0.198%    $ 1.916
Supervisory fee, bookkeeping
  and administrative fees               0.057       0.550
Underlying fund expenses                1.036      10.040*
                                      ---------  ----------
Total                                   1.291%    $12.506**
                                      =========  ==========


                                    Example

   This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust every two years subject to a sales charge of 2.75%. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio:


1 year     $   435
3 years      1,014
5 years      1,616
10 years     3,044


-----------
* Certain of the Portfolio's underlying funds are business development companies which may be subject to performance-based fees. This could result in higher than expected annual expenses per 100 units.

** The estimated annual expenses are based upon the estimated trust size for the Portfolio determined as of the initial date of deposit. Because certain of the operating expenses are fixed amounts, if the Portfolio does not reach the estimated size, or if the value of the Portfolio or number of outstanding units decline over the life of the trust, or if the actual amount of the operating expenses exceeds the estimated amounts, the actual amount of the operating expenses per 100 units would exceed the estimated amounts. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above.


   The maximum sales charge is 2.75% of the Public Offering Price per Unit. There is no initial sales charge at a Public Offering Price of $10 or less. If the Public Offering Price exceeds $10 per Unit, the initial sales charge is the difference between the total sales charge (maximum of 2.75% of the Public Offering Price) and the sum of the remaining deferred sales charge and the creation and development fee. The deferred sales charge is fixed at $0.225 per Unit and accrues daily from March 10, 2020 through August 9, 2020. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit. For more detail, see "Public Offering Price - General."


   Although not an actual operating expense, the Portfolio, and therefore the Unitholders, will indirectly bear the operating expenses of the funds held by the Portfolio in the estimated amount provided above. Estimated fund expenses are based upon the net asset value of the number of fund shares held by the Portfolio per Unit multiplied by the annual operating expenses of the funds for the most recent fiscal year. The Trustee or Sponsor will waive fees otherwise payable by the Portfolio in an amount equal to any 12b-1 fees or other compensation the Trustee, the Sponsor or an affiliate receives from the funds in connection with the Portfolio's investment in the funds, including license fees receivable by an affiliate of the Sponsor from a fund.

--------------------------------------------------------------------------------
                    Essential Information

Unit Price at Initial Date of Deposit                         $10.0000


Initial Date of Deposit                              November 12, 2019

Mandatory Termination Date                           November 18, 2021

Historical 12 Month Distributions1                   $0.49488 per Unit

Record Dates                                 10th day of December 2019
                                             and each month thereafter

Distribution Dates                           25th day of December 2019
                                             and each month thereafter

CUSIP Numbers                                        Cash -- 46145H382
                                                 Reinvest -- 46145H390
                                           Fee Based Cash -- 46145H408
                                       Fee Based Reinvest -- 46145H416

--------------------------------------------------------------------------------

1 As of close of business day prior to Initial Date of Deposit. The actual distributions you receive will vary from this per Unit amount due to changes in the Portfolio's fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. See "Rights of Unitholders--Historical and Estimated Distributions."


High Income Allocation Portfolio 2019-4
Portfolio
--------------------------------------------------------------------------------------------------
                                                                                     Cost of
Number                                                                Market Value   Securities to
of Shares  Name of Issuer (1)                                         per Share (2)  Portfolio (2)
--------------------------------------------------------------------------------------------------
           COMMON STOCKS - 50.12%
           Consumer Discretionary - 1.95%
       15   McDonald's Corporation                                    $  192.640     $    2,889.60
           Consumer Staples - 9.94%
       57   Coca-Cola Company                                             51.840          2,954.88
       22   PepsiCo, Inc.                                                132.390          2,912.58
       35   Philip Morris International, Inc.                             83.740          2,930.90
       25   Procter & Gamble Company                                     119.330          2,983.25
       25   Walmart, Inc.                                                119.040          2,976.00
           Energy - 2.03%
       25   Chevron Corporation                                          120.810          3,020.25
           Financials - 1.97%
        6   BlackRock, Inc.                                              486.790          2,920.74
           Health Care - 10.09%
       41   CVS Health Corporation                                        71.730          2,940.93
       23   Johnson & Johnson                                            131.980          3,035.54
+      28   Medtronic plc                                                107.960          3,022.88
       36   Merck & Company, Inc.                                         83.280          2,998.08
       81   Pfizer, Inc.                                                  36.930          2,991.33
           Information Technology - 4.12%
       10   Broadcom, Inc.                                               312.750          3,127.50
       62   Cisco Systems, Inc.                                           48.100          2,982.20
           Telecommunication Services - 10.06%
      126   AT&T, Inc.                                                    39.370          4,960.62
      334   CenturyLink, Inc.                                             15.060          5,030.04
       83   Verizon Communications, Inc.                                  59.610          4,947.63
           Utilities - 9.96%
       33   American Electric Power Company, Inc.                         88.770          2,929.41
       37   Dominion Energy, Inc.                                         79.620          2,945.94
       34   Duke Energy Corporation                                       87.600          2,978.40
       67   Exelon Corporation                                            44.020          2,949.34
       49   Public Service Enterprise Group, Inc.                         60.810          2,979.69
           MASTER LIMITED PARTNERSHIPS (3) - 9.92%
      247   Energy Transfer, L.P.                                         11.970          2,956.59
      113   Enterprise Products Partners, L.P.                            26.050          2,943.65
      122   MPLX, L.P.                                                    23.990          2,926.78
       54   Phillips 66 Partners, L.P.                                    54.270          2,930.58
      167   Plains All American Pipeline, L.P.                            17.770          2,967.59

High Income Allocation Portfolio 2019-4
Portfolio (continued)
--------------------------------------------------------------------------------------------------
                                                                                     Cost of
Number                                                                Market Value   Securities to
of Shares  Name of Issuer (1)                                         per Share (2)  Portfolio (2)
--------------------------------------------------------------------------------------------------
           REAL ESTATE INVESTMENT TRUSTS - 19.97%
           Mortgage REITs - 9.96%
      164   Apollo Commercial Real Estate Finance, Inc.               $   18.020     $    2,955.28
       82   Blackstone Mortgage Trust, Inc. - CL A                        36.020          2,953.64
      146   Chimera Investment Corporation                                20.210          2,950.66
      183   New Residential Investment Corporation                        16.120          2,949.96
      123   Starwood Property Trust, Inc.                                 24.170          2,972.91
           REITs - 10.01%
       23   Crown Castle International Corporation                       131.110          3,015.53
       89   Healthpeak Properties, Inc.                                   33.410          2,973.49
       22   Mid-America Apartment Communities, Inc.                      132.900          2,923.80
       19   Simon Property Group, Inc.                                   155.420          2,952.98
       36   Welltower, Inc.                                               83.110          2,991.96
           CLOSED-END FUNDS (4) - 10.00%
      160   Ares Capital Corporation                                      18.550          2,968.00
       70   Main Street Capital Corporation                               42.390          2,967.30
      222   New Mountain Finance Corporation                              13.380          2,970.36
      145   Solar Capital, Ltd.                                           20.530          2,976.85
      138   TPG Specialty Lending, Inc.                                   21.480          2,964.24

Cost of
Number                                                Redemption      Market Value   Securities to
of Shares  Name of Issuer (1)             Rating (5)  Provisions (6)  per Share (2)  Portfolio (2)
--------------------------------------------------------------------------------------------------
           PREFERRED SECURITIES - 9.99%
      111  Bank of America Corporation -
            Series GG                        BBB-     5/16/23 @ 25    $   26.730     $    2,967.03
            6.000%
      103  Citigroup, Inc. - Series J        BB+      9/30/23 @ 25        28.850          2,971.55
            7.125%
      107  Goldman Sachs Group, Inc. -
            Series K                         BB       5/10/24 @ 25        27.700          2,963.90
            6.375%
      111  JPMorgan Chase & Company -
            Series DD                        BBB-     12/1/23 @ 25        26.690          2,962.59
            5.750%
      104  Morgan Stanley - Series F         BB+      1/15/24 @ 25        28.510          2,965.04
            6.875%
---------                                                                            -------------
    4,115                                                                            $  148,449.99
=========                                                                            =============

See "Notes to Portfolios".

Preferred Opportunity Portfolio

   Investment Objective. The Portfolio seeks an attractive level of current income.

   Principal Investment Strategy. The Portfolio seeks to achieve its objective by investing in a portfolio consisting of preferred securities issued primarily by financial institutions such as banks and insurance companies. Invesco Capital Markets, Inc. is the Sponsor of your Portfolio. In selecting the Portfolio, the Sponsor considered many factors, including industry and company trends and fundamentals, the broader economic backdrop and the current regulatory environment. Valuation screens were implemented which considered, among other things, security call features, premiums and discounts, and liquidity. Paramount in the selection process was fundamental credit quality and diversification considerations. As of the Initial Date of Deposit, certain securities included in the Portfolio are rated below-investment grade by both Standard & Poor's and Moody's Investors Service, Inc. See "Risk Factors--High-Yield Security Risk".

   The preferred securities selected for the Portfolio consist of traditional preferred securities, hybrid-preferred securities and senior debt instruments that have the trading characteristics of exchange-listed preferred securities. Traditional preferred securities may be issued by an entity taxable as a corporation and pay fixed or floating rate dividends. However, these claims are subordinated to more senior creditors, including senior debt holders. Companies generally pay dividends on preferred securities before paying dividends on common stock, and the claims of preferred securities holders are ahead of common stockholders' claims on assets in a corporate liquidation.

   Hybrid-preferred securities, including trust preferred securities, are debt instruments that have characteristics similar to those of traditional preferred securities. Hybrid-preferred securities may be issued by corporations, generally in the form of interest-bearing notes with preferred securities characteristics, or by an affiliated trust or partnership of the corporation, generally in the form of preferred interests in subordinated debentures or similarly structured securities. The hybrid-preferred securities market consists of both fixed and adjustable coupon rate securities that are either perpetual in nature or have stated maturity dates. Hybrid-preferred holders generally have claims to assets in a corporate liquidation that are senior to those of traditional preferred securities but subordinate to those of senior debt holders. Certain subordinated debt and senior debt issues that have preferred characteristics are also considered to be part of the broader preferred securities market.

   Certain Portfolio securities may pay dividends that are eligible for the corporate dividends received deduction for corporations or for treatment as qualified dividend income for individuals. See "Taxation".

   The preferred securities selected for the Portfolio generally pay a fixed rate of return during the life of the Portfolio and are sold on the basis of current yield. Although the underlying securities may pay quarterly or semi-annual distributions of income, the Portfolio is designed to make monthly distributions to Unitholders. The preferred securities in the Portfolio may be called or redeemed during the life of the Portfolio.

   Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

   The Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy through reinvestment of your proceeds over several years if subsequent series are available. Repeatedly rolling over an investment in a unit investment trust may differ from long-term investments in other investment products when considering the sales charges, fees, expenses and tax consequences attributable to a Unitholder. For more information see "Rights of Unitholders--Rollover".

   Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

     o Prices of the securities in the Portfolio will fluctuate. The value of your investment may fall over time.

     o The value of preferred securities may fall if interest rates, in general, rise. In a low interest rate environment risks associated with rising rates are heightened. The negative impact on preferred income securities from any interest rate increases could be swift and significant. No one can predict whether interest rates will rise or fall in the future.

     o An issuer may be unable to make dividend or interest payments in the future. This may result in a reduction in the value of your Units.

     o The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.

     o You could experience dilution of your investment if the size of the Portfolio is increased as Units are sold. There is no assurance that your investment will maintain its proportionate share in the Portfolio's profits and losses.

     o The Portfolio will receive early returns of principal if securities are called or sold before the Portfolio termination. If this happens your income will decline and you may not be able to reinvest the money you receive at as high a yield. In addition, the value of your Units may decline if any Portfolio securities trading at a premium are called at par.

     o The Portfolio invests solely in preferred and debt securities. Preferred securities are typically subordinated to bonds and other debt instruments in a company's capital structure in terms of priority to corporate income and therefore are subject to greater risk than those debt instruments. In addition to the other risks described herein, income payments on most preferreds are non-cumulative and can be deferred indefinitely; distributions on certain hybrid-trust preferreds may be skipped or deferred. This deferred risk may reduce the amount of income you receive on your Units.

     o Securities of foreign companies in the Portfolio present risks beyond those of U.S. issuers. These risks may include market and political factors related to the company's foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.

     o Certain preferred securities in the Portfolio are rated below investment grade and considered to be "junk" or "high-yield" securities. Securities rated below "BBB-" by Standard & Poor's or Fitch Ratings or below "Baa3" by Moody's are considered to be below investment grade. These securities are considered to be speculative and are subject to greater market and credit risks. Accordingly, the risk of default is higher than with investment grade securities. In addition, these securities may be more sensitive to interest rate changes and may be more likely to make early returns of principal.


     o The Portfolio is concentrated in securities issued by banks and other companies in the Financial Services Sector. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.


     o We do not actively manage the Portfolio. Except in limited circumstances, the Portfolio will hold, and may continue to buy, the same securities even if their market value declines.

                                   Fee Table

   The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                      As a % of
                                       Public     Amount
                                      Offering    Per 100
Sales Charge                            Price      Units
                                      ---------  ---------
Initial sales charge                    0.000%    $ 0.000
Deferred sales charge                   2.250      22.500
Creation and development fee            0.500       5.000
                                      ---------  ---------
Maximum sales charge                    2.750%    $27.500
                                      =========  =========

                                       As a %     Amount
                                       of Net     Per 100
                                       Assets      Units
                                      ---------  ---------

Estimated Organization Costs            0.331%     $3.213
                                      =========  =========
Estimated Annual Expenses
Trustee's fee and operating expenses    0.190%     $1.840
Supervisory, bookkeeping
  and administrative fees               0.057       0.550
                                      ---------  ---------
Total                                   0.247%     $2.390*
                                      =========  =========


                                    Example

   This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust every two years subject to a sales charge of 2.75%. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio:


1 year     $   331
3 years        707
5 years      1,107
10 years     2,015


--------------
* The estimated annual expenses are based upon the estimated trust size for the Portfolio determined as of the initial date of deposit. Because certain of the operating expenses are fixed amounts, if the Portfolio does not reach the estimated size, or if the value of the Portfolio or number of outstanding units decline over the life of the trust, or if the actual amount of the operating expenses exceeds the estimated amounts, the actual amount of the operating expenses per 100 units would exceed the estimated amounts. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above.


   The maximum sales charge is 2.75% of the Public Offering Price per Unit. There is no initial sales charge at a Public Offering Price of $10 or less. If the Public Offering Price exceeds $10 per Unit, the initial sales charge is the difference between the total sales charge (maximum of 2.75% of the Public Offering Price) and the sum of the remaining deferred sales charge and the creation and development fee. The deferred sales charge is fixed at $0.225 per Unit and accrues daily from March 10, 2020 through August 9, 2020. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit. For more detail, see "Public Offering Price - General."


--------------------------------------------------------------------------------
                             Essential Information

Unit Price at Initial Date of Deposit                           $10.0000


Initial Date of Deposit                                November 12, 2019

Mandatory Termination Date                             November 18, 2021

Historical 12 Month Distribution1                      $0.45080 per Unit

Estimated Initial Distribution1                           $0.03 per Unit

Record Dates                                   10th day of December 2019
                                               and each month thereafter

Distribution Dates                             25th day of December 2019
                                               and each month thereafter

CUSIP Numbers                                          Cash -- 46145H424
                                                   Reinvest -- 46145H432
                                             Fee Based Cash -- 46145H440
                                         Fee Based Reinvest -- 46145H457

--------------------------------------------------------------------------------

1 As of close of business day prior to Initial Date of Deposit. The actual distributions you receive will vary from this per Unit amount due to changes in the Portfolio's fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. See "Rights of Unitholders--Historical and Estimated Distributions."


Preferred Opportunity Portfolio 2019-4
Portfolio
----------------------------------------------------------------------------------------------------------------
                                                                                                    Cost of
Number                                                            Redemption      Market Value    Securities to
of Shares  Name of Issuer (1)                         Rating (5)  Provisions (6)  per Share (2)   Portfolio (2)
----------------------------------------------------------------------------------------------------------------
           Automobiles - 2.00%
      112   Ford Motor Company                           BBB-       6/1/2024 @25     $   26.470   $     2,964.64
             6.200% Due 06/01/2059
           Banks - 26.00%
      167   Bank of America Corporation -
             Series GG                                   BBB-      5/16/2023 @25         26.730         4,463.91
             6.000%
       57   Bank of America Corporation -
             Series KK                                   BBB-      6/25/2024 @25         26.120         1,488.84
             5.375%
      206   Citigroup, Inc. - Series J                   BB+       9/30/2023 @25         28.850         5,943.10
             7.125%
      158   Fifth Third Bancorp - Series I               BB+      12/31/2023 @25         28.240         4,461.92
             6.625%
      113   First Republic Bank - Series I               BBB-      6/30/2023 @25         26.280         2,969.64
             5.500%
      222   JPMorgan Chase & Company -
             Series DD                                   BBB-      12/1/2023 @25         26.690         5,925.18
             5.750%
      137   PNC Financial Services Group, Inc. -
             Series P                                    BBB-       5/1/2022 @25         27.050         3,705.85
             6.125%
       79   Regions Financial Corporation -
             Series B                                    BB+       9/15/2024 @25         28.070         2,217.53
             6.375%
       82   Regions Financial Corporation -
             Series C                                    BB+       5/15/2029 @25         27.230         2,232.86
             5.700%
       55   Wells Fargo & Company - Series Q             BBB-      9/15/2023 @25         26.880         1,478.40
             5.850%
      129   Wells Fargo & Company - Series R             BBB-      3/15/2024 @25         28.860         3,722.94
             6.625%
           Capital Markets - 12.02%
      112   Affiliated Managers Group, Inc.              BBB       3/30/2024 @25         26.660         2,985.92
             5.875% Due 03/30/2059
      214   Goldman Sachs Group, Inc. -
             Series K                                    BB        5/10/2024 @25         27.700         5,927.80
             6.375%
      157   Morgan Stanley - Series F                    BB+       1/15/2024 @25         28.510         4,476.07
             6.875%
       54   Morgan Stanley - Series K                    BB+       4/15/2027 @25         27.450         1,482.30
             5.850%
      109   State Street Corporation - Series D          BBB       3/15/2024 @25         27.280         2,973.52
               5.900%

Preferred Opportunity Portfolio 2019-4
Portfolio (continued)
----------------------------------------------------------------------------------------------------------------
                                                                                                    Cost of
Number                                                            Redemption      Market Value    Securities to
of Shares  Name of Issuer (1)                         Rating (5)  Provisions (6)  per Share (2)   Portfolio (2)
----------------------------------------------------------------------------------------------------------------
           Consumer Discretionary - 2.00%
      113   QVC, Inc. (7)                                BBB-      9/13/2023 @25     $   26.300   $     2,971.90
             6.375% Due 09/13/2067
           Consumer Finance - 3.01%
       88   Capital One Financial Corporation -
             Series G                                    BB        12/1/2021 @25         25.370         2,232.56
             5.200%
       90   Capital One Financial Corporation -
             Series I                                    BB        12/1/2024 @25         24.870         2,238.30
             5.000%
           Diversified Telecommunication - 1.99%
      110   AT&T, Inc.                                   BBB        8/1/2023 @25         26.810         2,949.10
             5.625% Due 08/01/2067
           Electric Utilities - 5.49%
       54   Duke Energy Corporation - Series A           BBB       6/15/2024 @25         27.420         1,480.68
             5.750%
      164   NextEra Energy Capital Holdings, Inc. -
             Series N                                    BBB       6/15/2024 @25         27.090         4,442.76
             5.650% Due 03/01/2079
       86   Southern Company                             BBB       12/1/2022 @25         25.950         2,231.70
             5.250% Due 12/01/2077
           Energy - 6.49%
+     190   Enbridge, Inc. - Series B                    BBB-      4/15/2023 @25         27.250         5,177.50
             6.375% Due 04/15/2078
      184   Energy Transfer Operating, L.P. - Series C   BB        5/15/2023 @25         24.220         4,456.48
             7.375%
           Food Products - 3.02%
       81   CHS, Inc. - Series 1                         NR        9/26/2023 @25         27.740         2,246.94
             7.875%
       81   CHS, Inc. - Series 2                         NR        3/31/2024 @25         27.680         2,242.08
           7.100%

Preferred Opportunity Portfolio 2019-4
Portfolio (continued)
----------------------------------------------------------------------------------------------------------------
                                                                                                    Cost of
Number                                                            Redemption      Market Value    Securities to
of Shares  Name of Issuer (1)                         Rating (5)  Provisions (6)  per Share (2)   Portfolio (2)
----------------------------------------------------------------------------------------------------------------
           Insurance - 24.00%
      174   Allstate Corporation                         BBB      10/15/2024 @25     $   25.660   $     4,464.84
             5.100%
+     172   Arch Capital Group, Ltd. - Series F          BBB       8/17/2022 @25         25.880         4,451.36
             5.450%
+     135   Enstar Group, Ltd. - Series D (7)            BB+        9/1/2028 @25         27.530         3,716.55
             7.000%
       78   Hartford Financial Services Group, Inc. (7)  BBB-      4/15/2022 @25         28.280         2,205.84
             7.875% Due 04/15/2042
       83   Hartford Financial Services Group,
             Inc. - Series G                             BBB-     11/15/2023 @25         26.870         2,230.21
             6.000%
      165   MetLife, Inc. - Series E                     Baa2#     6/15/2023 @25         27.000         4,455.00
             5.625%
      169   Prudential Financial, Inc.                   BBB+      8/15/2023 @25         26.350         4,453.15
             5.625% Due 08/15/2058
      135   Reinsurance Group of America, Inc. (7)       BBB+      9/15/2022 @25         27.550         3,719.25
             6.200% Due 09/15/2042
+     110   RenaissanceRe Holdings, Ltd. -
             Series F                                    BBB       6/30/2023 @25         26.880         2,956.80
             5.750%
      113   W.R. Berkley Corporation                     BBB-      3/30/2023 @25         26.350         2,977.55
             5.700% Due 03/30/2058
           Multi-Utilities - 1.00%
       56   DTE Energy Company - Series E                BBB-      12/1/2022 @25         26.540         1,486.24
             5.250% Due 12/01/2077
           REITs - 12.98%
       86   American Homes 4 Rent - Series F             BB        4/24/2022 @25         25.750         2,214.50
             5.875%
+     141   Brookfield Property Partners L.P. -
             Series A                                    BB+       3/31/2024 @25         26.190         3,692.79
             6.500%
       55   Digital Realty Trust, Inc. - Series K        BB+       3/13/2024 @25         26.920         1,480.60
             5.850%
      117   Digital Realty Trust, Inc. - Series L        BB+      10/10/2024 @25         25.440         2,976.48
             5.200%
      116   PS Business Parks, Inc. - Series Y           Baa2#     12/7/2022 @25         25.550         2,963.80
             5.200%
       87   Public Storage - Series G                    BBB+       8/9/2022 @25         25.490         2,217.63
             5.050%
      145   Vornado Realty Trust - Series M              BB+      12/13/2022 @25         25.760         3,735.20
             5.250%
---------                                                                                         --------------
    5,541                                                                                         $   148,488.21
=========                                                                                         ==============

See "Notes to Portfolios".

Multi-Asset High Income Portfolio

   Investment Objective. The Portfolio seeks to provide current income and the potential for capital appreciation.

   Principal Investment Strategy. The Portfolio seeks to achieve its objective by investing in an income-oriented portfolio consisting of common stocks, real estate investment trusts ("REITs"), preferred securities, master limited partnerships ("MLPs"), and common stocks of closed-end investment companies (known as "closed-end funds"). Invesco Capital Markets, Inc., the Sponsor, has identified these asset classes within the market that typically distribute above-average levels of income and also have the potential to participate in rising markets. In determining the asset classes to include in the portfolio, the Sponsor conducted research on both near-term and longer-term correlations, income levels, performance and volatility to include specific asset classes that may provide the potential for correlation and volatility advantages over investing in a single asset class or sector of the market.

   The Sponsor seeks to divide the Portfolio's exposure through a balanced allocation among five asset classes that will include dividend-paying equities, REITs, preferred securities, MLPs, and closed-end funds.

   Within the various asset classes, the Sponsor assembled the final portfolio based on a consideration of factors including, but not limited to:

     o Dividend-Paying Equities: Companies were selected based on factors such as dividend yield, dividend growth, valuations, earnings and sales growth, and cash flow generation.

     o REITs: Securities were selected based on factors such as dividend yield, valuations, growth potential, and volatility.

     o Preferred Securities: Securities were selected based on factors such as current yield, credit ratings, industry and issuer trends, and fundamentals.

     o MLPs: Securities were selected based on factors such as valuations, distribution sustainability, and overall volatility and risk characteristics.

     o Closed-end funds: Closed-end funds were selected based on factors such as income opportunity, management team and performance, valuation (premium/discount to net asset value), diversification, and liquidity. In addition, as indicated by information publicly available at the time of selection, none of the Portfolio's closed-end funds employed "structural leverage." Structural leverage affects a closed-end fund's capital structure by increasing the fund's portfolio assets, and is generally achieved through a fund's issuance of preferred shares or debt securities, or through borrowing money.


   Approximately 4% of the Portfolio consists of funds that are classified as "non-diversified" under the Investment Company Act of 1940. These funds have the ability to invest a greater portion of their assets in obligations of a single issuer. As a result, these funds may be more susceptible to volatility than a more widely diversified fund.


   Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

   The Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy through reinvestment of your proceeds over several years if subsequent series are available. Repeatedly rolling over an investment in a unit investment trust may differ from long-term investments in other investment products when considering the sales charges, fees, expenses and tax consequences attributable to a Unitholder. For more information see "Rights of Unitholders--Rollover".

   Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

     o Security prices will fluctuate. The value of your investment may fall over time.

     o A security issuer may be unable to issue distributions, or to make payments of interest, dividends or principal in the future. This may reduce the level of income certain of the Portfolio's securities pay which would reduce your income and may cause the value of your Units to fall.

     o The financial condition of a security issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.

     o You could experience dilution of your investment if the size of the Portfolio is increased as Units are sold. There is no assurance that your investment will maintain its proportionate share in the Portfolio's profits and losses.

     o The Portfolio invests significantly in stocks of large cap companies. Large cap companies are more mature and may grow more slowly than the economy as a whole and tend to go in and out of favor based on market and economic conditions.

     o The Portfolio invests in preferred securities. Preferred securities are typically subordinated to bonds and other debt instruments in a company's capital structure in terms of priority to corporate income and therefore are subject to greater risk than those debt instruments. Preferred securities are subject to interest rate risk, meaning that their values may fall if interest rates, in general, rise. Given the historically low interest rate environment in the U.S., risks associated with rising rates are heightened. The negative impact on fixed income securities from any interest rate increases could be swift and significant. In addition to the other risks described herein, income payments on certain preferred securities may be deferred, which may reduce the amount of income you receive on your Units.

     o The Portfolio invests in MLPs. Most MLPs operate in the energy sector and are subject to the risks generally applicable to companies in that sector, including commodity pricing risk, supply and demand risk, depletion risk and exploration risk. MLPs are also subject to the risk that regulatory or legislative changes could limit or eliminate the tax benefits enjoyed by MLPs which could have a negative impact on the after-tax income available for distribution by the MLPs and/or the value of the Portfolio's investments.

     o The Portfolio invests in shares of closed-end funds. You should understand the section titled "Closed-End Funds" before you invest. In particular, shares of closed-end funds tend to trade at a discount from their net asset value and are subject to risks related to factors such as management's ability to achieve a fund's objective, market conditions affecting a fund's investments and use of leverage, if any. The underlying funds have management and operating expenses. You will bear not only your share of the Portfolio's expenses, but also the expenses of the underlying funds. By investing in other funds, the Portfolio incurs greater expenses than you would incur if you invested directly in the funds.

     o Certain securities in the Portfolio, as well as certain of the securities held by the underlying funds in the Portfolio, may be rated below investment grade and considered to be "junk" or "high-yield" securities. Securities rated below "BBB-" by Standard & Poor's or Fitch Ratings or below "Baa3" by Moody's are considered to be below investment grade. These securities are considered to be speculative and are subject to greater market and credit risks. Accordingly, the risk of default is higher than with investment grade securities. In addition, these securities may be more sensitive to interest rate changes and may be more likely to make early returns of principal.

     o The Portfolio invests in shares of REITs and other real estate companies. Shares of REITs and other real estate companies may appreciate or depreciate in value, or pay dividends depending upon global and local economic conditions, changes in interest rates and the strength or weakness of the overall real estate market. Negative developments in the real estate industry will affect the value of your investment more than would be the case in a more diversified investment.

     o We do not actively manage the Portfolio. Except in limited circumstances, the Portfolio will hold, and may continue to buy, shares of the same securities even if their market value declines.

                                   Fee Table

   The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                      As a % of
                                       Public     Amount
                                      Offering    Per 100
Sales Charge                            Price      Units
                                      ---------  ---------
Initial sales charge                    0.000%    $ 0.000
Deferred sales charge                   1.350      13.500
Creation and development fee            0.500       5.000
                                      ---------  ---------
Maximum sales charge                    1.850%    $18.500
                                      =========  =========

                                       As a %     Amount
                                       of Net     Per 100
                                       Assets      Units
                                      ---------  ---------

Estimated Organization Costs            0.667%     $6.500
                                      =========  =========
Estimated Annual Expenses
Trustee's fee and operating expenses    0.600%     $5.840
Supervisory fee, bookkeeping
  and administrative fees               0.056       0.550
Underlying fund expenses                0.222       2.166
                                      ---------  ---------
Total                                   0.878%     $8.556*
                                      =========  =========


                                    Example

   This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a sales charge of 1.85%. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio:


1 year     $   336
3 years      1,022
5 years      1,729
10 years     3,588


------------
* The estimated annual expenses are based upon the estimated trust size for the Portfolio determined as of the initial date of deposit. Because certain of the operating expenses are fixed amounts, if the Portfolio does not reach the estimated size, or if the value of the Portfolio or number of outstanding units decline over the life of the trust, or if the actual amount of the operating expenses exceeds the estimated amounts, the actual amount of the operating expenses per 100 units would exceed the estimated amounts. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above.


   The maximum sales charge is 1.85% of the Public Offering Price per Unit. There is no initial sales charge at a Public Offering Price of $10 or less. If the Public Offering Price exceeds $10 per Unit, the initial sales charge is the difference between the total sales charge (maximum of 1.85% of the Public Offering Price) and the sum of the remaining deferred sales charge and the creation and development fee. The deferred sales charge is fixed at $0.135 per Unit and accrues daily from March 10, 2020 through August 9, 2020. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit. For more detail, see "Public Offering Price -- General."


   Although not an actual operating expense, the Portfolio, and therefore the Unitholders, will indirectly bear the operating expenses of the funds held by the Portfolio in the estimated amount provided above. Estimated fund expenses are based upon the net asset value of the number of fund shares held by the Portfolio per Unit multiplied by the annual operating expenses of the funds for the most recent fiscal year. The Trustee or Sponsor will waive fees otherwise payable by the Portfolio in an amount equal to any 12b-1 fees or other compensation the Trustee, the Sponsor or an affiliate receives from the funds in connection with the Portfolio's investment in the funds, including license fees receivable by an affiliate of the Sponsor from a fund.

--------------------------------------------------------------------------------
                             Essential Information

Unit Price at Initial Date of Deposit                          $10.0000


Initial Date of Deposit                               November 12, 2019

Mandatory Termination Date                            February 22, 2021

Historical 12 Month Distributions1                    $0.56725 per Unit

Record Dates                                  10th day of December 2019
                                              and each month thereafter

Distribution Dates                            25th day of December 2019
                                              and each month thereafter

CUSIP Numbers                                         Cash -- 46145H465
                                                  Reinvest -- 46145H473
                                            Fee Based Cash -- 46145H481
                                        Fee Based Reinvest -- 46145H499

--------------------------------------------------------------------------------

1 As of close of business day prior to Initial Date of Deposit. The actual distributions you receive will vary from this per Unit amount due to changes in the Portfolio's fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. See "Rights of Unitholders--Historical and Estimated Distributions."


Multi-Asset High Income Portfolio 2019-4
Portfolio
----------------------------------------------------------------------------------------------------------------
                                                                                                  Cost of
Number                                                                            Market Value    Securities to
of Shares     Name of Issuer (1)                                                  per Share (2)   Portfolio (2)
----------------------------------------------------------------------------------------------------------------
              COMMON STOCKS - 20.13%
              Communication Services - 3.02%
          38   AT&T, Inc.                                                            $   39.370   $     1,496.06
          33   Comcast Corporation - CL A                                                45.250         1,493.25
          25   Verizon Communications, Inc.                                              59.610         1,490.25
              Consumer Discretionary - 2.94%
           6   Home Depot, Inc.                                                         231.800         1,390.80
           8   McDonald's Corporation                                                   192.640         1,541.12
          13   Target Corporation                                                       110.450         1,435.85
              Consumer Staples - 1.01%
          29   Coca-Cola Company                                                         51.840         1,503.36
              Energy - 0.99%
          12   Chevron Corporation                                                      120.810         1,449.72
              Financials - 1.95%
           3   BlackRock, Inc.                                                          486.790         1,460.37
          11   JPMorgan Chase & Company                                                 129.920         1,429.12
              Health Care - 3.04%
          21   CVS Health Corporation                                                    71.730         1,506.33
+         14   Medtronic plc                                                            107.960         1,511.44
          18   Merck & Company, Inc.                                                     83.280         1,499.04
              Industrials - 2.02%
          20   Emerson Electric Company                                                  73.810         1,476.20
           4   Lockheed Martin Corporation                                              381.380         1,525.52
              Information Technology - 3.09%
           5   Broadcom, Inc.                                                           312.750         1,563.75
          31   Cisco Systems, Inc.                                                       48.100         1,491.10
          13   Texas Instruments, Inc.                                                  118.075         1,534.98
              Utilities - 2.07%
          17   American Electric Power Company, Inc.                                     88.770         1,509.09
           7   NextEra Energy, Inc.                                                     222.220         1,555.54
              MASTER LIMITED PARTNERSHIPS (3) - 19.86%
          70   Cheniere Energy Partners, L.P.                                            42.500         2,975.00
          94   Crestwood Equity Partners, L.P.                                           31.560         2,966.64
         247   Energy Transfer, L.P.                                                     11.970         2,956.59
         113   Enterprise Products Partners, L.P.                                        26.050         2,943.65
         117   EQT Midstream Partners, L.P.                                              25.010         2,926.17
          49   Magellan Midstream Partners, L.P.                                         60.460         2,962.54
         122   MPLX, L.P.                                                                23.990         2,926.78
          54   Phillips 66 Partners, L.P.                                                54.270         2,930.58
         166   Plains All American Pipeline, L.P.                                        17.770         2,949.82
         151   Western Midstream Partners, L.P.                                          19.320         2,917.32


Multi-Asset High Income Portfolio 2019-4
Portfolio (continued)
----------------------------------------------------------------------------------------------------------------
                                                                                                  Cost of
Number                                                                            Market Value    Securities to
of Shares     Name of Issuer (1)                                                  per Share (2)   Portfolio (2)
----------------------------------------------------------------------------------------------------------------
              REAL ESTATE INVESTMENT TRUSTS - 19.99%
              Mortgage REITs - 9.98%
         165   Apollo Commercial Real Estate Finance, Inc.                           $   18.020   $     2,973.30
          82   Blackstone Mortgage Trust, Inc. - CL A                                    36.020         2,953.64
         146   Chimera Investment Corporation                                            20.210         2,950.66
         183   New Residential Investment Corporation                                    16.120         2,949.96
         123   Starwood Property Trust, Inc.                                             24.170         2,972.91
              REITs - 10.01%
          23   Crown Castle International Corporation                                   131.110         3,015.53
          89   Healthpeak Properties, Inc.                                               33.410         2,973.49
          22   Mid-America Apartment Communities, Inc.                                  132.900         2,923.80
          19   Simon Property Group, Inc.                                               155.420         2,952.98
          36   Welltower, Inc.                                                           83.110         2,991.96
              CLOSED-END FUNDS - 20.01%
              Covered Call - 6.00%
         311   BlackRock Enhanced Equity Dividend Trust                                   9.550         2,970.05
         348   Eaton Vance Tax-Managed Global Diversified Equity Income Fund              8.530         2,968.44
         284   Voya Global Advantage and Premium Opportunity Fund                        10.420         2,959.28
              Emerging Market Equity - 2.00%
         402   Voya Emerging Markets High Income Dividend Equity Fund                     7.390         2,970.78
              Global Equity - 2.01%
         207   John Hancock Hedged Equity & Income Fund                                  14.410         2,982.87
              Sector Equity - 3.99%
          91   Blackrock Science & Technology Trust                                      32.590         2,965.69
         149   Tekla Healthcare Investors Fund                                           19.840         2,956.16
              U.S. Allocation - 2.00%
         132   AllianzGI Equity & Convertible Income Fund                                22.490         2,968.68
              U.S. Equity - 4.01%
         449   Liberty All-Star Equity Fund                                               6.660         2,990.34
         202   Nuveen Core Equity Alpha Fund                                             14.620         2,953.24

Multi-Asset High Income Portfolio 2019-4
Portfolio (continued)
----------------------------------------------------------------------------------------------------------------
                                                                                                  Cost of
Number                                                             Redemption      Market Value   Securities to
of Shares     Name of Issuer (1)                       Rating (5)  Provisions (6)  per Share (2)  Portfolio (2)
----------------------------------------------------------------------------------------------------------------
              PREFERRED SECURITIES - 20.01%
         111   Bank of America Corporation -
                Series GG                                BBB-       5/16/23 @ 25     $   26.730   $     2,967.03
                6.000%
         103   Citigroup, Inc. - Series J                BB+         9/30/23 @25         28.850         2,971.55
                7.125%
         106   Fifth Third Bancorp - Series I            BB+        12/31/23 @25         28.240         2,993.44
                6.625%
         107   Goldman Sachs Group. Inc. - Series K      BB          5/10/24 @25         27.700         2,963.90
                6.375%
         111   JPMorgan Chase & Company -
                Series DD                                BBB-        12/1/23 @25         26.690         2,962.59
                5.750%
         110   Metlife, Inc. - Series E                  Baa2#       6/15/23 @25         27.000         2,970.00
                5.625%
         104   Morgan Stanley - Series F                 BB+         1/15/24 @25         28.510         2,965.04
                6.875%
         109   PNC Financial Services Group, Inc. -
                Series P                                 BBB-         5/1/22 @25         27.050         2,948.45
                6.125%
         109   State Street Corporation - Series D       BBB         3/15/24 @25         27.280         2,973.52
                5.900%
         103   Wells Fargo & Company - Series R          BBB-        3/15/24 @25         28.860         2,972.58
                6.625%
------------                                                                                      --------------
       6,047                                                                                      $   148,349.84
============                                                                                      ==============

See "Notes to Portfolios".

Notes to Portfolios


(1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on November 11, 2019 and have a settlement date of November 13, 2019 (see "The Portfolios"). With respect to the preferred securities in your Portfolio, shown under this heading is the issuer name, stated dividend or income distribution rate of each preferred security expressed as a percentage of par or stated value, and scheduled maturity date of each preferred security, if any; each preferred security in your Portfolio was originally issued with a par or stated value per share equal to $25.


(2) The value of each Security is determined on the bases set forth under "Public Offering--Unit Price" as of the close of the New York Stock Exchange on the business day before the Initial Date of Deposit. In accordance with FASB Accounting Standards Codification ("ASC"), ASC 820, Fair Value Measurements and Disclosures, the Portfolios' investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities. A number of the Preferred Opportunity Portfolio's investments may be classified as Level 2, which refers to security prices determined using other significant observable inputs. Observable inputs are inputs that other market participants would use in pricing a security. These may include quoted market prices for similar securities, interest rates, prepayment speeds and credit risk. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:

                                                                 Profit
                                              Cost to           (Loss) To
                                              Sponsor            Sponsor
                                          ---------------    ---------------

     High Income Allocation Portfolio     $       148,450    $            0
     Preferred Opportunity Portfolio      $       148,488    $            0
     Multi-Asset High Income Portfolio    $       148,350    $            0


     "+" indicates that the security was issued by a foreign company.

(3) Each of these MLPs is expected to be treated as a "qualified publicly traded partnership" for federal tax purposes. See "Portfolio
     Administration" regarding your Portfolio's limitation with investments in these securities.

(4) Each of these closed-end funds has elected to be treated as a business development company under the Investment Company Act of 1940.

(5) All ratings are by Standard & Poor's, a division of S&P Global, unless otherwise indicated. "#" indicates that the rating of the preferred security is by Moody's Investors Service, Inc., "##" indicates that the rating of the preferred security is by Fitch Ratings, and Standard & Poor's did not provide a rating for that preferred security. "NR" indicates that none of the rating services provided a rating for that preferred security. For a brief description of the ratings see "Description of Preferred Security Ratings" in the Information Supplement.

(6) The preferred securities are first redeemable on such date and at such price as listed in this column. The preferred securities may be redeemable at declining prices thereafter but not below the par or stated value. Optional redemption provisions, which may be exercised in whole or in part, are at prices of par or stated value. Optional redemption provisions generally will occur at times when the redeemed preferred securities have an offering side evaluation which represents a premium over par or stated value. To the extent that the preferred securities were acquired at a price higher than the redemption price, this will represent a loss of capital when compared with the Public Offering Price of the Units when acquired. Distributions to Unitholders will generally be reduced by the amount of the dividends or other income which otherwise would have been paid with respect to redeemed preferred securities, and any principal amount received on such redemption after satisfying any redemption requests for Units received by your Portfolio will be distributed to Unitholders. Certain of the preferred securities have provisions which would allow for their redemption prior to the earliest stated call date pursuant to the occurrence of certain extraordinary events, including changes in federal regulations governing the capital treatment of certain preferred securities (see "Risk Factors--Preferred Securities").

(7) This Security has a "make whole" call option and may be redeemable in whole or in part through a certain designated period at the option of the issuer at a redemption price of par or stated value, a "make whole" amount, and any accrued and unpaid interest to the date of such redemption. The "make whole" amount is generally equal to the excess, if any, of (i) the aggregate present value as of the date of redemption of principal being redeemed and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable if redemption had not been made, determined by discounting the remaining principal and interest at a specified rate (which varies among the Securities and is generally equal to an average of yields on U.S. Treasury obligations with maturities corresponding to the remaining life of the Security plus a premium rate) from the dates on which the principal and interest would have been payable if the redemption had not been made, over (ii) the aggregate principal amount of the Securities being redeemed.

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


   To the Sponsor and Unitholders of Invesco Unit Trusts, Series 2013:

   Opinion on the Financial Statements

   We have audited the accompanying statements of condition (including the related portfolio schedules) of High Income Allocation Portfolio 2019-4; Preferred Opportunity Portfolio 2019-4 and Multi-Asset High Income Portfolio 2019-4 (included in Invesco Unit Trusts, Series 2013 (the "Trust")) as of November 12, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Trust as of November 12, 2019, in conformity with accounting principles generally accepted in the United States of America.

   Basis for Opinion

   These financial statements are the responsibility of Invesco Capital Markets, Inc., the Sponsor. Our responsibility is to express an opinion on the Trust's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

   We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion.

   Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of cash or irrevocable letters of credit deposited for the purchase of securities as shown in the statements of condition as of November 12, 2019 by correspondence with The Bank of New York Mellon, Trustee. We believe that our audits provide a reasonable basis for our opinion.

                                                          /s/ GRANT THORNTON LLP

   We have served as the auditor of one or more of the unit investment trusts, sponsored by Invesco Capital Markets, Inc. and its predecessors, since 1976.

   New York, New York
   November 12, 2019

                            STATEMENTS OF CONDITION
                            As of November 12, 2019

                                                             High
                                                            Income         Preferred      Multi-Asset
                                                          Allocation      Opportunity     High Income
INVESTMENT IN SECURITIES                                   Portfolio       Portfolio       Portfolio
                                                        --------------  --------------  --------------
Contracts to purchase Securities (1)                    $      148,450  $      148,488  $      148,350
                                                        --------------  --------------  --------------
     Total                                              $      148,450  $      148,488  $      148,350
                                                        ==============  ==============  ==============
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organization costs (2)                             $          516  $          477  $          964
     Deferred sales charge liability (3)                         3,340           3,341           2,003
     Creation and development fee liability (4)                    742             742             742
Interest of Unitholders--
     Cost to investors (5)                                     148,450         148,488         148,350
Less: deferred sales charge, creation and development
          fee and organization costs (2)(4)(5)(6)                4,598           4,560           3,709
                                                        --------------  --------------  --------------
          Net interest to Unitholders (5)                      143,852         143,928         144,641
                                                        --------------  --------------  --------------
     Total                                              $      148,450  $      148,488  $      148,350
                                                        ==============  ==============  ==============
Units outstanding                                               14,845          14,849          14,835
                                                        ==============  ==============  ==============
Net asset value per Unit                                $        9.690  $        9.693  $        9.750
                                                        ==============  ==============  ==============

--------------
(1) The value of the Securities is determined by the Trustee on the bases set forth under "Public Offering--Unit Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

(2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio. The amount of these costs are set forth in the "Fee Table". A distribution will be made as of the earlier of the close of the initial offering period (approximately three months) or six months following the Initial Date of Deposit to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. To the extent that actual organization costs of a Portfolio are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Portfolio.

(3) Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".

(4) The creation and development fee is payable by a Portfolio on behalf of Unitholders out of the assets of the Portfolio as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the fee will not be deducted from the proceeds.

(5) The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering".

(6)  Assumes the maximum sales charge.



THE PORTFOLIOS
--------------------------------------------------------------------------------

   The Portfolios were created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this prospectus (the "Initial Date of Deposit"), among Invesco Capital Markets, Inc., as Sponsor, Invesco Investment Advisers LLC, as Supervisor, and The Bank of New York Mellon, as Trustee.

   The Portfolios offer investors the opportunity to purchase Units representing proportionate interests in a portfolio of securities. Each Portfolio may be an appropriate medium for investors who desire to participate in a portfolio of securities with greater diversification than they might be able to acquire individually.

   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Portfolios. Unless otherwise terminated as provided in the Trust Agreement, your Portfolio will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in the "Portfolios" and any additional securities deposited into the Portfolios.

   Additional Units of your Portfolio may be issued at any time by depositing in the Portfolio (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit or the equivalent) with instructions to purchase additional Securities. As additional Units are issued by your Portfolio, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit may be decreased. The Sponsor may continue to make additional deposits into your Portfolio following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Portfolio that existed immediately prior to the subsequent deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because your Portfolio will pay the associated brokerage or acquisition fees. In addition, during the initial offering of Units it may not be possible to buy a particular Security due to regulatory or trading restrictions, or corporate actions. While such limitations are in effect, additional Units would be created by purchasing each of the Securities in your Portfolio that are not subject to those limitations. This would also result in the dilution of the investment in any such Security not purchased and potential variances in anticipated income. Purchases and sales of Securities by your Portfolio may impact the value of the Securities. This may especially be the case during the initial offering of Units, upon Portfolio termination and in the course of satisfying large Unit redemptions.

   Each Unit of your Portfolio initially offered represents an undivided interest in the Portfolio. At the close of the New York Stock Exchange on the Initial Date of Deposit, the number of Units may be adjusted so that the Public Offering Price per Unit equals $10. The number of Units, fractional interest of each Unit in your Portfolio and the any historical or estimated per Unit distribution amount will increase or decrease to the extent of any adjustment. To the extent that any Units are redeemed to the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in your Portfolio represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in your Portfolio will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

   Your Portfolio consists of (a) the Securities (including contracts for the purchase thereof) listed under the applicable "Portfolio" as may continue to be held from time to time in the Portfolio, (b) any additional Securities acquired and held by the Portfolio pursuant to the provisions of the Trust Agreement and
(c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any contract failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION
--------------------------------------------------------------------------------

   The objective of your Portfolio is described in the individual Portfolio sections. There is no assurance that your Portfolio will achieve its objective.

   The Sponsor does not manage the Portfolios. You should note that the Sponsor applied the selection criteria to the Securities for inclusion in your Portfolio prior to the Initial Date of Deposit. After this time, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from its Portfolio. In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in a Portfolio, taken as a whole, which are represented by the Units.

CLOSED-END FUNDS
--------------------------------------------------------------------------------

   The High Income Allocation Portfolio and the Multi-Asset High Income Portfolio invest significantly in closed-end funds. Closed-end funds are a type of investment company that hold an actively managed portfolio of securities. Closed-end funds issue shares in "closed-end" offerings which generally trade on a stock exchange (although some closed-end fund shares are not listed on a securities exchange). The funds in the High Income Allocation Portfolio and the Multi-Asset High Income Portfolio all are currently listed on a securities exchange. Since closed-end funds maintain a relatively fixed pool of investment capital, portfolio managers may be better able to adhere to their investment philosophies through greater flexibility and control. In addition, closed-end funds don't have to manage fund liquidity to meet potentially large redemptions.

   Closed-end funds are subject to various risks, including management's ability to meet the closed-end fund's investment objective, and to manage the closed-end fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding closed-end funds or their underlying investments change.

   Shares of closed-end funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of closed-end fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

   Certain of the funds in the High Allocation Portfolio and the Multi-Asset High Income Portfolio may be classified as "non-diversified" under the Investment Company Act of 1940. These funds have the ability to invest a greater portion of their assets in securities of a single issuer which could reduce diversification.

   Only the Trustee may vote the shares of the closed-end funds held in the High Allocation Portfolio and the Multi-Asset High Income Portfolio. The Trustee will vote the shares in the same general proportion as shares held by other shareholders of each fund. Your Portfolio is generally required, however, to reject any offer for securities or other property in exchange for portfolio securities as described under "Portfolio Administration--Portfolio Administration."

   Structural Leverage. The closed-end funds included in the High Income Allocation Portfolio may employ the use of structural leverage in their portfolios through the issuance of preferred stock or other methods. As indicated by information publicly available at the time of selection, none of the Multi-Asset High Income Portfolio's closed-end funds employed structural leverage. However, it is possible that some or all of the Multi-Asset High Income Portfolio's closed-end funds may have utilized structural leverage in the past and may elect to utilize structural leverage in the future if their investment policy allows for it.

   While structural leverage often serves to increase the yield of a closed-end fund, this structural leverage also subjects the closed-end fund to increased risks. These risks may include the likelihood of increased volatility and the possibility that the closed-end fund's common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises. The potential inability for a closed-end fund to employ the use of structural leverage effectively, due to disruptions in the market for the various instruments issued by closed-end funds or other factors, may result in an increase in borrowing costs and a decreased yield for a closed-end fund.

RISK FACTORS
--------------------------------------------------------------------------------

   All investments involve risk. This section describes the main risks that can impact the value of the securities in your Portfolio and the underlying securities in the portfolios of the underlying funds in the High Income Allocation Portfolio and the Multi-Asset High Income Portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your Units will also fall. We cannot guarantee that your Portfolio will achieve its objective or that your investment return will be positive over any period.

   Market Risk. Market risk is the risk that the value of the securities in your Portfolio or in the underlying funds in the High Income Allocation Portfolio and the Multi-Asset High Income Portfolio will fluctuate. This could cause the value of your Units to fall below your original purchase price, or below the par value. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security's issuer, perceptions of the issuer, or ratings on a security of the issuer. Even though your Portfolio is supervised, you should remember that we do not manage your Portfolio. Your Portfolio will not sell a security solely because the market value falls as is possible in a managed fund.

   Interest Rate Risk. This is the risk that the preferred securities in your Portfolio and any fixed income securities held by a closed-end fund in the High Income Allocation Portfolio and the Multi-Asset High Income Portfolio will decline in value because of a rise in interest rates. Generally, securities that pay fixed rates of return will increase in value when interest rates decline and decrease in value when interest rates rise. Preferred and fixed income securities held directly or indirectly by your Portfolio with longer periods before maturity are often more sensitive to interest rate changes. In a low interest rate environment risks associated with rising rates are heightened. The negative impact on preferred and fixed income securities from any interest rate increases could be swift and significant and, as a result, a rise in interest rates may adversely affect the value of your Units.

   Dividend, Credit and Distribution Payment Risk. Dividend, credit and distribution payment risk is the risk that an issuer of a security in your Portfolio is unable or unwilling to make dividend, interest and/or principal payments, or issue distributions. Stocks represent ownership interests in the issuers and are not obligations of the issuers. The master limited partnerships in the High Income Allocation Portfolio and the Multi-Asset High Income Portfolio issue periodic distributions and do not declare dividends, as discussed below in "Master Limited Partnership Risk". Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time. Trust preferred securities are subject to unique risks which include the fact that distribution payments will only be paid if dividend or interest payments on the underlying obligations are made. Such distribution payments are dependent on the financial condition of the issuer. Distribution payments for preferred securities may not be paid at all or may generally be deferred without default. If dividends or distributions received by your Portfolio are insufficient to cover expenses, redemptions or other Portfolio costs, it may be necessary for your Portfolio to sell Securities to cover such expenses, redemptions or other costs. Any such sales may result in capital gains or losses to you. See "Taxation".

   Call Risk. Call risk is the risk that the issuer of a preferred security in your Portfolio prepays or "calls" a security before its stated maturity. An issuer might call a preferred security if interest rates fall and the security pays a higher interest rate or if it no longer needs the money for the original purpose. If an issuer calls a preferred security, your Portfolio will distribute the principal to you but your future income distributions will fall. You might not be able to reinvest this principal at as high a yield. A preferred security's call price could be less than the price your Portfolio paid for the security and could be below the security's par value. This means that you could receive less than the amount you paid for your Units. In certain circumstances, if enough preferred securities are called, it could cause a Portfolio to terminate early. Some or all of the securities may also be subject to extraordinary optional or mandatory redemptions if certain events occur, such as certain changes in tax laws, the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the securities were used, and various other events. The call provisions are described in general terms in the "Portfolio" under "Redemption Provisions".

   Closed-End Funds. The High Income Allocation Portfolio and the Multi-Asset High Income Portfolio invest in shares of closed-end funds. You should understand the preceding section titled "Closed-End Funds" before you invest. Shares of closed-end funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors. All funds are subject to various risks, including management's ability to meet the fund's investment objective, and to manage the fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding funds or their underlying investments change. The Portfolios and any underlying funds have operating expenses. You will bear not only your share of your Portfolio's expenses, but also the expenses of any underlying funds. By investing in other funds, the High Income Allocation Portfolio and the Multi-Asset High Income Portfolio incur greater expenses than you would incur if you invested directly in the funds.

   Business Development Companies. The High Income Allocation Portfolio is exposed to business development companies ("BDCs") (also referred to as "listed private equity companies") through its investment in closed-end funds. These are typically companies whose principal business is to invest in and lend capital to privately-held companies. These companies may include companies that are closed-end management investment companies registered under the Investment Company Act of 1940 that have elected to be treated as business development companies. There are certain risks inherent in investing in BDCs. Investments made by BDCs are generally subject to legal and other restrictions on resale and are otherwise less liquid than publicly traded securities. BDCs may have relatively concentrated investment portfolios, consisting of a relatively small number of holdings. Therefore, the aggregate returns realized by the company may be disproportionately impacted by the poor performance of a small number of investments, or even a single investment. Since BDCs rely on access to short-term money markets, longer-term capital markets and the bank markets as a significant source of liquidity, to the extent that BDCs are not able to access capital at competitive rates, their ability to implement certain financial strategies may be negatively impacted. Market disruptions, including a downturn in capital markets in general, or a downgrade of the credit rating of a BDC held by the Portfolio may increase the cost of borrowing to that company, thereby increasing its cost of borrowing and adversely impacting the underlying fund's returns. Credit downgrades may also result in requirements on a company to provide additional support in the form of letters of credit or cash or other collateral to various counterparties. Since many of the assets of BDCs do not have readily ascertainable market values, such assets are most often recorded at fair value, in good faith, in accordance with valuation procedures adopted by such companies. Due to the absence of a readily ascertainable market value, fair value of a BDC's investments may differ significantly from the values that would be reflected if the securities were traded in an established market. Many debt investments in which BDCs invest will not be rated by a credit rating agency and will be below investment grade quality. These investments are commonly referred to as "junk bonds" and have predominantly speculative characteristics with respect to an issuer's capacity to make payments of interest and principal.


   Preferred Securities. The Preferred Opportunity Portfolio invests exclusively, and the High Income Allocation Portfolio and the Multi-Asset High Income Portfolio each invest a portion of their respective portfolios, in preferred securities, including hybrid and trust preferred securities and senior debt instruments that have the trading characteristics of exchange-listed preferred securities. You should understand these securities before you invest. Hybrid-preferred securities are preferred securities typically issued by corporations, generally in the form of interest-bearing notes and may be perpetual in duration or may have a stated maturity. Dividends on the securities are usually non-cumulative and could be deferred indefinitely without triggering default. Trust preferred securities are similar to hybrid securities, but are typically issued by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures or similarly structured securities. The maturity and distribution payments of the preferred securities generally coincide with the maturity and interest payments on the underlying obligations. While distributions received from certain preferred securities in the Portfolio may be treated as ordinary income for federal income tax purposes, distributions received from other preferred securities in the Portfolio may be designated as qualified dividend income for federal income tax purposes (see "Taxation"). The securities underlying certain preferred securities may be equity type securities which pay periodic dividends. Hybrid-preferred securities typically feature a fixed maturity date, may defer interest payments without invoking a default, and make income payments that typically are fully taxable as interest income, rather than as dividend income, for federal income tax purposes. The securities underlying hybrid-preferred securities are typically a type of subordinated debt instrument, such as a note or debenture.


   Preferred securities' prices fluctuate for several reasons including changes in investors' perception of the financial condition of an issuer, the general condition of the market for preferred securities, or when political, regulatory or economic events affecting the issuers occur. These securities are also sensitive to interest rate fluctuations, as the cost of capital rises and borrowing costs increase in a rising interest rate environment and the risk that a preferred security may be called for redemption in a falling interest rate environment.

   Hybrid and trust preferred securities with a stated maturity date usually mature on the maturity date of the underlying interest-bearing notes or subordinated debentures and may be redeemed or liquidated prior to the stated maturity date of such instruments for any reason on or after their stated call date or upon the occurrence of certain circumstances at any time. In a falling interest rate environment, a preferred security may be subject to increased risk of being called for early redemption by the issuer. Certain tax or regulatory events may trigger the redemption of the interest-bearing notes, preferred securities or subordinated debentures by the issuing corporation and result in prepayment of the hybrid and trust preferred securities prior to their stated maturity date. Any such issuer redemptions among the preferred securities held by the Portfolio may cause the value of your Units to decline, and furthermore, may decrease the amount of income you may receive on your Units. However, other securities may be positively affected by potential near-term redemptions, particularly those trading at discounts to par value. Such securities may experience an increase in market value from issuers' redemption activity.

   Preferred securities may be adversely affected by current or future regulation. The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), signed into law in July 2010 has had a profound impact on preferred securities. The Dodd-Frank Act contained provisions which made certain hybrid and trust preferred securities less attractive for issuing banks, which resulted in a significant reduction in the issuance and availability of trust preferreds. Subsequently, U.S. banks began issuing preferreds compliant with the new regulatory requirements. Unlike trust preferreds, these new preferreds contained non-cumulative dividends, no maturity and further subordination, among other factors.


   A longer-term consequence of the relevant provisions of the Dodd-Frank Act, which are to be phased in over a period of a few years, is the potential for some types of preferred securities in your Portfolio to become more scarce and potentially less liquid. However, the enactment of the Economic Growth, Regulatory Relief and Consumer Protection Act on May 23, 2018, contains some rollbacks of the Dodd-Frank Act and may limit the negative implications for preferred securities.


   In addition, proposals of the Basel Committee on Banking Supervision ("Basel Committee") to update capital requirements for banks globally, if finalized and adopted in the United States, would further limit the attractiveness to issuing banks of a broader range of preferred security types and possibly have more significant consequences, including a smaller market of issues and less liquidity. It is not possible to predict the impact of the Basel Committee proposals on the Portfolio's preferred securities.

   Hybrid and trust preferred securities are also subject to unique risks which include the fact that distributions will only be paid by a preferred security if the interest payments on the underlying obligations are made, which interest payments are dependent on the financial condition of the issuer and, in certain cases, may be subject to deferral. During any deferral period, the Portfolio may have to recognize income as if the Portfolio had received current interest payments. In such a case, the Portfolio will be required to satisfy distribution requirements based on such income even though they would not have received cash with which to pay such distributions. In addition, the underlying obligations, and thus the hybrid and trust preferred securities, may be prepaid after a stated call date or as a result of certain tax or regulatory events. Preferred securities are typically subordinated to bonds and other debt instruments in a company's capital structure, in terms of priority to corporate income, and therefore will be subject to greater credit risk than those debt instruments.

   Real Estate Investment Trusts. Your Portfolio is exposed to real estate investment trusts ("REITs"). Any negative impact on the REIT industry will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of REITs before you invest. Many factors can have an adverse impact on the performance of a particular REIT, including its cash available for distribution, the credit quality of a particular REIT or the real estate industry generally. The success of REITs depends on various factors, including the quality of property management, occupancy and rent levels, appreciation of the underlying property and the ability to raise rents on those properties. Economic recession, over-building, tax law changes, environmental issues, higher interest rates or excessive speculation can all negatively impact REITs, their future earnings and share prices.

   Risks associated with the direct ownership of real estate include, among other factors,

     o    general U.S. and global as well as local economic conditions,

     o    decline in real estate values,

     o    possible lack of availability of mortgage funds,

     o    the financial health of tenants,

     o    over-building and increased competition for tenants,

     o    over-supply of properties for sale,

     o    changing demographics,

     o    changes in interest rates, tax rates and other operating expenses,

     o    changes in government regulations,

     o    faulty construction and the ongoing need for capital improvements,

     o regulatory and judicial requirements, including relating to liability for environmental hazards,

     o the ongoing financial strength and viability of government sponsored enterprises, such as Fannie Mae and Freddie Mac,

     o    changes in neighborhood values and buyer demand, and

     o the unavailability of construction financing or mortgage loans at rates acceptable to developers.

   Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. Properties owned by a REIT may not be adequately insured against certain losses and may be subject to significant environmental liabilities, including remediation costs.

   You should also be aware that REITs may not be diversified and are subject to the risks of financing projects. The real estate industry may be cyclical, and, if your Portfolio acquires REIT Securities at or near the top of the cycle, there is increased risk of a decline in value of the REIT Securities during the life of your Portfolio. REITs are also subject to defaults by borrowers and the market's perception of the REIT industry generally.

   Because of their structure, and the legal requirement that they distribute at least 90% of their taxable income to shareholders annually, REITs require frequent amounts of new funding, through both borrowing money and issuing stock. Thus, REITs historically have frequently issued substantial amounts of new equity shares (or equivalents) to purchase or build new properties. This may have adversely affected REIT equity share market prices. Both existing and new share issuances may have an adverse effect on these prices in the future, especially when REITs continue to issue stock when real estate prices are relatively high and stock prices are relatively low.

   Master Limited Partnership Risk. The High Income Allocation Portfolio and the Multi-Asset High Income Portfolio invest in master limited partnerships ("MLPs"). MLPs are generally organized as limited partnerships or limited liability companies that are taxed as partnerships and whose equity shares (limited partnership units or limited liability company units) are traded on securities exchanges like shares of common stock. An MLP generally consists of a general partner and limited partners. The general partner manages the partnership, has an ownership stake in the partnership (generally around 2%) and may hold incentive distribution rights, which entitle the general partner to a higher percentage of cash distributions as cash flows grow over time. The limited partners own the majority of the shares in an MLP, but generally do not have a role in the operation and management of the partnership and do not have voting rights. MLPs generally distribute nearly all of their income to investors (generally around 90%) in the form of quarterly distributions. MLPs are not required to pay out a certain percentage of income but are able to do so because they do not pay corporate taxes.

   Currently, most MLPs operate in the energy sector, with a particular emphasis on the midstream sector of the energy value chain, which includes the infrastructure necessary to transport, refine and store oil and gas. Investments in MLP interests are subject to the risks generally applicable to companies in the energy and natural resources sectors, including commodity pricing risk, supply and demand risk, depletion risk and exploration risk. In addition, the potential for regulatory or legislative changes that could impact the highly regulated sectors in which MLPs invest remains a significant risk to the segment. Since MLPs typically distribute most of their free cash flow, they are often heavily dependent upon access to capital markets to facilitate continued growth. A severe economic downturn could reduce the ability of MLPs to access capital markets and could also reduce profitability by reducing energy demand. Certain MLPs may be subject to additional liquidity risk due to limited trading volumes.

   There are certain tax risks associated with MLPs to which the High Income Allocation Portfolio and the Multi-Asset High Income Portfolio may be exposed, including the risk that regulatory or legislative changes could limit or eliminate the tax benefits enjoyed by MLPs. These tax risks, and any adverse determination with respect thereto, could have a negative impact on the after-tax income available for distribution by the MLPs and/or the value of your Portfolio's investments.

   High-Yield Security Risk. Certain of the securities in your Portfolio, as well as certain of the securities held by the underlying funds in the High Income Allocation Portfolio and the Multi-Asset High Income Portfolio, are high-yield securities or unrated securities. High-yield, high risk securities are subject to greater market fluctuations and risk of loss than securities with higher investment ratings. The value of these securities will decline significantly with increases in interest rates, not only because increases in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer's creditworthiness, may result in the issuer being unable to maintain earnings at a level sufficient to maintain interest and principal payments.

   High-yield or "junk" securities, the generic names for securities rated below "BBB-" by Standard & Poor's or Fitch Ratings or "Baa3" by Moody's, are frequently issued by corporations in the growth stage of their development or by established companies who are highly leveraged or whose operations or industries are depressed. Securities rated below BBB- or Baa3 are considered speculative as these ratings indicate a quality of less than investment grade. Because high-yield securities are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree.

   The market for high-yield securities is smaller and less liquid than that for investment grade securities. High-yield securities are generally not listed on a national securities exchange but trade in the over-the-counter markets. Due to the smaller, less liquid market for high-yield securities, the bid-offer spread on such securities is generally greater than it is for investment grade securities and the purchase or sale of such securities may take longer to complete.


   Foreign Securities. Because your Portfolio invests in foreign securities, the Portfolio involves additional risks that differ from an investment in domestic securities. These risks include the risk of losses due to future political and economic developments, international trade conditions, foreign withholding taxes and restrictions on foreign investments or exchange of securities, foreign currency fluctuations or restriction on exchange or repatriation of currencies.


   The political, economic and social structures of some foreign countries may be less stable and more volatile than those in the U.S. Investments in these countries may be subject to the risks of internal and external conflicts, currency devaluations, foreign ownership limitations and tax increases. It is possible that a government may take over the assets or operations of a company or impose restrictions on the exchange or export of currency or other assets. Some countries also may have different legal systems that may make it difficult for your Portfolio to vote proxies, exercise investor rights, and pursue legal remedies with respect to its foreign investments. Diplomatic and political developments, including rapid and adverse political changes, social instability, regional conflicts, terrorism and war, could affect the economies, industries, and securities and currency markets, and the value of your Portfolio's investments, in non-U.S. countries. No one can predict the impact that these factors could have on your Portfolio's securities.

   The purchase and sale of the foreign securities may occur in foreign securities markets. Certain of the factors stated above may make it impossible to buy or sell them in a timely manner or may adversely affect the value received on a sale of securities. Custody of certain of the securities in your Portfolio may be maintained by a global custody and clearing institution which has entered into a sub-custodian relationship with the Trustee. In addition, round lot trading requirements exist in certain foreign securities markets. These round lot trading requirements could cause the proportional composition and diversification of your Portfolio's securities to vary when your Portfolio purchases additional securities or sells securities to satisfy expenses or Unit redemptions. This could have a material impact on investment performance and portfolio composition. Brokerage commissions and other fees generally are higher for foreign securities. Government supervision and regulation of foreign securities markets, currency markets, trading systems and brokers may be less than in the U.S. The procedures and rules governing foreign transactions and custody (holding of the Portfolio's assets) also may involve delays in payment, delivery or recovery of money or investments.

   Foreign companies may not be subject to the same disclosure, accounting, auditing and financial reporting standards and practices as U.S. companies. Thus, there may be less information publicly available about foreign companies than about most U.S. companies.

   Certain foreign securities may be less liquid (harder to sell) and more volatile than many U.S. securities. This means the Portfolio may at times be unable to sell foreign securities in a timely manner or at favorable prices.

   Because securities of foreign issuers not listed on a U.S. securities exchange generally pay dividends and trade in foreign currencies, the U.S. dollar value of these securities and dividends will vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons. To determine the value of foreign securities or their dividends, the Trustee will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, these markets can be quite volatile depending on the activity of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Trustee may not reflect the amount your Portfolio would receive in U.S. dollars, had the Trustee sold any particular currency in the market. The value of the Securities in terms of U.S. dollars, and therefore the value of your Units, will decline if the U.S. dollar decreases in value relative to the value of the currencies in which the Securities trade.

   Industry Risks. The Portfolios invest significantly in certain industries. Any negative impact on these industries will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of these industries before you invest.

   The relative weighting or composition of your Portfolio may change during the life of your Portfolio. Following the Initial Date of Deposit, the Sponsor intends to issue additional Units by depositing in your Portfolio additional securities in a manner consistent with the provisions described in the above section entitled "The Portfolios". As described in that section, it may not be possible to retain or continue to purchase one or more Securities in your Portfolio. In addition, due to certain limited circumstances described under "Portfolio Administration", the composition of the Securities in your Portfolio may change. Accordingly, the fluctuations in the relative weighting or composition of your Portfolio may result in concentrations (25% or more of a Portfolio's assets) in securities of a particular type, industry and/or geographic region described in this section.


   Consumer Discretionary and Consumer Staples Issuers. The High Income Allocation Portfolio invests in companies that manufacture or sell various consumer products. General risks of these companies include the overall state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers' disposable income can negatively impact spending habits. Global factors including political developments, imposition of import controls, fluctuations in oil prices, and changes in exchange rates may adversely affect issuers of consumer products and services.

   Competitiveness in the retail industry may require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns. Retailers who sell their products over the Internet have the potential to access more consumers, but may require sophisticated technology to remain competitive. Changes in demographics and consumer tastes can also affect the demand for, and the success of, consumer products and services in the marketplace. Consumer products and services companies may be subject to government regulation affecting their products and operations which may negatively impact performance. Tobacco companies may be adversely affected by new laws, regulations and litigation.

   Utility Issuers. The High Income Allocation Portfolio invests in utility companies or in companies related to the utility or energy industries. Many utility companies, especially electric and gas and other energy related utility companies, are subject to various uncertainties, including:

     o    Risks of increases in fuel and other operating costs;

     o Restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations;

     o Regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer;

     o    Coping with the general effects of energy conservation;

     o Technological innovations which may render existing plants, equipment or products obsolete;

     o    The effects of unusual, unexpected or abnormal local weather;

     o Maturing markets and difficulty in expanding to new markets due to regulatory and other factors;

     o    The potential impact of natural or manmade disasters;

     o Difficulty obtaining adequate returns on invested capital, even if frequent rate increases are approved by public service commissions;

     o    The high cost of obtaining financing during periods of inflation;

     o Difficulties of the capital markets in absorbing utility debt and equity securities;

     o    Increased competition; and

     o    International politics.

   Any of these factors, or a combination of these factors, could affect the supply of or demand for energy, such as electricity or natural gas, or water, or the ability of the issuers to pay for such energy or water which could adversely affect the profitability of the issuers of the Securities and the performance of the Portfolio.

   Utility companies are subject to extensive regulation at the federal level in the United States, and many are regulated at the state level as well. The value of utility company stocks may decline because governmental regulation affecting the utilities industry can change. This regulation may prevent or delay the utility company from passing along cost increases to its customers, which could hinder the utility company's ability to meet its obligations to its suppliers and could lead to the taking of measures, including the acceleration of obligations or the institution of involuntary bankruptcy proceedings, by its creditors against such utility company. Furthermore, regulatory authorities, which may be subject to political and other pressures, may not grant future rate increases, or may impose accounting or operational policies, any of which could adversely affect a company's profitability and its stock price.

   Certain utility companies have experienced full or partial deregulation in recent years. These utility companies are frequently more similar to industrial companies in that they are subject to greater competition and have been permitted by regulators to diversify outside of their original geographic regions and their traditional lines of business. These opportunities may permit certain utility companies to earn more than their traditional regulated rates of return. Some companies, however, may be forced to defend their core business and may be less profitable. While regulated providers tend to have regulated returns, non-regulated providers' returns are not regulated and generally are more volatile. These developments have reduced stability of cash flows in those states with non-regulated providers and could impact the short-term earnings potential of some in this industry. These trends have also made shares of some utility companies less sensitive to interest rate changes but more sensitive to changes in revenue and earnings and caused them to reduce the ratio of their earnings they pay out as dividends.

   Certain utilities companies face risks associated with the operation of nuclear facilities for electric generation, including, among other considerations, litigation, the problems associated with the use of radioactive materials and the effects of natural or man-made disasters. In general, certain utility companies may face additional regulation and litigation regarding their power plant operations, increased costs from new or greater regulation of these operations, and expenses related to the purchase of emissions control equipment.


   Financial Services Issuers. The Preferred Opportunity Portfolio invests significantly in, and the High Income Allocation Portfolio and the Multi-Asset High Income Portfolio, primarily through their respective investments in preferred securities, invests in securities issued by banks and other financial services companies. Companies in the financial services industry include, but are not limited to, companies involved in activities such as banking, mortgage finance, consumer finance, specialized finance, industrial finance and leasing, investment banking and brokerage, asset management and custody, corporate lending, insurance, and financial investment and real estate, including real estate investment trusts. In general, financial services issuers are substantially affected by changes in economic and market conditions, including: the liquidity and volatility levels in the global financial markets; interest rates, as well as currency and commodities prices; investor sentiment; the rate of corporate and consumer defaults; inflation and unemployment; the availability and cost of capital and credit; exposure to various geographic markets or in commercial and residential real estate; competition from new entrants in their fields of business; extensive government regulation; and the overall health of the U.S. and international economies. Due to the wide variety of companies in the financial services sector, they may behave and react in different ways in response to changes in economic and market conditions.

   Companies in the financial services sector are subject to several distinct risks. Such companies may be subject to systematic risk, which may result due to factors outside the control of a particular financial institution -- like the failure of another, significant financial institution or material disruptions to the credit markets -- that could adversely affect the ability of the financial institution to operate normally or may impair its financial condition. Financial services companies are typically affected by changes in interest rates, and may be disproportionally affected as a result of volatile and/ or rising interest rates.

   Certain financial services companies may themselves have concentrated portfolios, which makes them vulnerable to economic conditions that affect that industry. Companies in this sector are often subject to credit risk, meaning they may have exposure to investments or agreements which under certain circumstances may lead to losses.

   The financial services sector may be adversely affected by global developments including recessionary conditions, deterioration in the credit markets and concerns over sovereign debt. This may increase the credit risk, and possibility of default, of bonds issued by such institutions faced with these problems. In addition, the liquidity of certain debt instruments may be reduced or eliminated due to the lack of available market makers. There can be no assurance that the risks associated with investment in financial services issuers will decrease even assuming that the U.S. and/or foreign governments and agencies take steps to address problems that may arise.

   Most financial services companies are subject to extensive governmental regulation, which limits their activities and may affect their ability to earn a profit from a given line of business. This also exposes financial services issuers to regulatory risk, where certain financial services companies may suffer setbacks if regulators change the rules under which they operate. Challenging economic and political conditions, along with increased public scrutiny during the past several years, led to new legislation and increased regulation in the U.S. and abroad, creating additional difficulties for financial institutions. Regulatory initiatives and requirements that were proposed around the world may be inconsistent or may conflict with previous regulations to which financial services issuers were subject, thereby resulting in higher compliance and legal costs, as well as the potential for higher operational, capital and liquidity costs. Proposed or enacted regulations may further limit the amounts and types of loans and other financial commitments certain financial services issuers can make, and further, may limit the interest rates and fees they can charge, the prices they can charge and the amount of capital they must maintain. These laws and regulations may affect the manner in which a particular financial institution does business and the products and services it may provide. Increased regulation may restrict a company's ability to compete in its current businesses or to enter into or acquire new businesses. New regulations may reduce or limit a company's revenue or impose additional fees, limit the scope of their activities, increase assessments or taxes on those companies and intensify regulatory supervision, adversely affecting business operations or leading to other negative consequences.

   Among the most prominent pieces of U.S. legislation following the 2008 financial crisis was the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), enacted into federal law on July 21, 2010. The Dodd-Frank Act included reforms and refinements to modernize existing laws to address emerging risks and issues in the nation's evolving financial system. It also established entirely new regulatory regimes, including in areas such as systemic risk regulation, over-the-counter derivatives market oversight, and federal consumer protection. The Dodd-Frank Act intended to cover virtually all participants in the financial services industry for years to come, including banks, thrifts, depository institution holding companies, mortgage lenders, insurance companies, industrial loan companies, broker-dealers and other securities and investment advisory firms, private equity and hedge funds, consumers, numerous federal agencies and the federal regulatory structure. In particular, certain provisions of the Dodd-Frank Act increased the capital requirements of certain financial services companies supervised by the Federal Reserve, resulting in such companies incurring generally higher deposit premiums. These types of regulatory changes led to some adverse effects on certain financial services issuers and could decreases in such issuers' profits or revenues.

   However, the enactment of the Economic Growth, Regulatory Relief and Consumer Protection Act on May 23, 2018, contains some rollbacks of the Dodd-Frank Act may limit the negative implications for preferred securities.


   Financial services companies in foreign countries are also subject to regulatory and interest rate concerns. In particular, government regulation in certain foreign countries may include controls on interest rates, credit availability, prices and currency transfers. The departure of any European Union ("EU") member from use of the Euro could lead to serious disruptions to foreign exchanges, operations and settlements, which may have an adverse effect on financial services issuers. More recently, there is uncertainty regarding the state of the EU following the United Kingdom's ("U.K.") initiation on March 27, 2017, of the process to exit from the EU ("Brexit"). The effect that Brexit may have on the global financial markets or on the financial services companies in your Portfolio is uncertain.


   Commercial banks (including "money center" regional and community banks), savings and loan associations and holding companies of the foregoing are especially subject to adverse effects of volatile interest rates, concentrations of loans in particular industries or classifications (such as real estate, energy, or sub-prime mortgages), and significant competition. The profitability of these businesses is to a significant degree dependent on the availability and cost of capital funds. Economic conditions in the real estate market may have a particularly strong effect on certain banks and savings associations. Commercial banks and savings associations are subject to extensive federal and, in many instances, state regulation. Neither such extensive regulation nor the federal insurance of deposits ensures the solvency or profitability of companies in this industry, and there is no assurance against losses in securities issued by such companies.

   Insurance companies are particularly subject to government regulation and rate setting, potential antitrust and tax law changes, and industry-wide pricing and competition cycles. Property and casualty insurance companies also may be affected by weather, terrorism, long-term climate changes, and other catastrophes. Life and health insurance companies may be affected by mortality and morbidity rates, including the effects of epidemics. Individual insurance companies may be exposed to reserve inadequacies, problems in investment portfolios (for example, real estate or "junk" bond holdings) and failures of reinsurance carriers.

   Many of the investment considerations discussed in connection with banks and insurance companies also apply to other financial services companies. These companies are subject to extensive regulation, rapid business changes, and volatile performance dependent on the availability and cost of capital and prevailing interest rates and significant competition. General economic conditions significantly affect these companies. Credit and other losses resulting from the financial difficulty of borrowers or other third parties have a potentially adverse effect on companies in this industry. Investment banking, securities brokerage and investment advisory companies are particularly subject to government regulation and the risks inherent in securities trading and underwriting activities.

   The financial condition of customers, clients and counterparties, including other financial institutions, could adversely affect financial services issuers. Financial services issuers are interrelated as a result of market making, trading, clearing or other counterparty relationships. Many of these transactions expose financial services issuers to credit risk as a result of the actions of, or deterioration in, the commercial soundness of other counterparty financial institutions. Economic and market conditions may increase credit exposures due to the increased risk of customer, client or counterparty default. Downgrades to the credit ratings of financial services issuers could have a negative effect on liquidity, cash flows, competitive position, financial condition and results of operations by significantly limiting access to funding or capital markets, increasing borrowing costs or triggering increased collateral requirements. Financial services issuers face significant legal risk, both from regulatory investigations and proceedings, as well as private actions. Profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressure to compete globally.


   Telecommunications Issuers. The High Income Allocation Portfolio invests in telecommunications companies. This sector is primarily characterized by extensive government regulation and intense competition.

   Companies in the telecommunications industry allocate significant resources in efforts to comply with applicable government regulations. Telecommunications companies operating in the U.S. must comply with applicable state and federal regulations, including those of the Federal Communications Commission. The costs of complying with governmental regulations, delays or failure to receive required regulatory approvals or the enactment of new adverse regulatory requirements may negatively affect the business of telecommunications companies.

   Recent industry consolidation trends may lead to increased regulation in primary markets. Internationally, telecommunications companies may face regulatory challenges such as securing premarketing clearance of products and prices, which may be arbitrary and unpredictable. U.S. federal and state governments regulate permitted rates of return and the kinds of services that a company may offer. U.S. federal legislation governing the telecommunications industry may become subject to judicial review and additional interpretation, which may adversely affect certain telecommunications issuers.

   The competitive landscape in the telecommunications sector is intense and constantly evolving. The products and services of these companies may become outdated very rapidly. A company's performance can be hurt if the company fails to keep pace with technological advances.

   At the same time, demand for some telecommunications services remains weak, as several key markets are oversaturated and many customers can choose between several service providers and technology platforms. To meet increasing competition, companies may have to commit substantial capital, particularly in the formulation of new products and services using new technologies. As a result, many companies have been compelled to cut costs by reducing their workforce, outsourcing, consolidating and/or closing existing facilities and divesting low selling product lines. Certain telecommunications companies may be engaged in fierce competition for a share of the market of their products and may have higher costs, including liabilities associated with the medical, pension and postretirement expenses of their workforce, than their competitors. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility. Moreover, continued consolidation in this industry could create integration expenses and delay, and consequent management diversion of attention away from ongoing operations and related risks, among other factors, could result in the failure of these companies to realize expected cost savings or synergies.

   Several high-profile bankruptcies of large telecommunications companies in the past have illustrated the potentially unstable condition of the telecommunications industry. High debt loads that were accumulated during the industry growth spurt of the 1990s caught up to the industry, causing debt and stock prices to trade at distressed levels for many telecommunications companies and increasing the cost of capital for needed additional investment. Furthermore, certain companies involved in the industry have also faced scrutiny for alleged accounting irregularities that may have led to the overstatement of their financial results, and other companies in the industry may face similar scrutiny. Moreover, some companies have begun the process of emerging from bankruptcy and may have reduced levels of debt and other competitive advantages over other telecommunications companies.

   Due to these and other factors, the risk level of owning the securities of telecommunications companies remains substantial and may continue to rise.

   Health Care Issuers. The High Income Allocation Portfolio invests in health care companies. These issuers include companies involved in advanced medical devices and instruments, drugs and biotechnology, managed care, hospital management/health services and medical supplies. These companies face substantial government regulation and approval procedures.

   General risks of health care companies include extensive competition, product liability litigation and evolving government regulation. On March 30, 2010, the Health Care and Education Reconciliation Act of 2010 (incorporating the Patient Protection and Affordable Care Act, collectively the "Act") was enacted into law. The Act continues to have a significant impact on the health care sector through the implementation of a number of reforms in a complex and ongoing process, with varying effective dates. Significant provisions of the Act include the introduction of required health care coverage for most Americans, significant expansion in the number of Americans eligible for Medicaid, modification of taxes and tax credits in the health care sector, and subsidized insurance for low to middle income families. The Act also provides for more thorough regulation of private health insurance providers, including a prohibition on the denial of coverage due to pre-existing conditions.

   Health care companies will face continuing and significant changes that may cause a decrease in profitability due to increased costs and changes in the health care market. In addition, the current Administration is seeking to repeal the Act and many aspects of it are therefore in flux. In late 2017, along with the passage of sweeping tax reform, legislation was passed which eliminated the individual mandate (a penalty for failure to obtain a minimum level of health insurance coverage) beginning in 2019. It is estimated that the repeal of the individual mandate will cause a significant amount of people to be uninsured which may have an adverse effect on insurance premiums and federal subsidies. The Sponsor is unable to predict the full impact of the Act, or of its potential repeal or modification, on the Securities in your Portfolio.

   As illustrated by the Act, Congress may from time to time propose legislative action that will impact the health care sector. The proposals may span a wide range of topics, including cost and price controls (which may include a freeze on the prices of prescription drugs), incentives for competition in the provision of health care services, promotion of pre-paid health care plans and additional tax incentives and penalties aimed at the health care sector. The government could also reduce funding for health care related research.

   Drug and medical products companies also face the risk of increasing competition from new products or services, generic drug sales, product obsolescence, increased government regulation, termination of patent protection for drug or medical supply products and the risk that a product will never come to market. The research and development costs of bringing a new drug or medical product to market are substantial. This process involves lengthy government review with no guarantee of approval.

   These companies may have losses and may not offer proposed products for several years, if at all. The failure to gain approval for a new drug or product can have a substantial negative effect on a company and its stock. The goods and services of health care issuers are also subject to risks of malpractice claims, product liability claims or other litigation.

   Health care facility operators face risks related to demand for services, the ability of the facility to provide required services, an increased emphasis on outpatient services, confidence in the facility, management capabilities, competitive forces that may result in price discounting, efforts by insurers and government agencies to limit rates, expenses, the cost and possible unavailability of malpractice insurance, and termination or restriction of government financial assistance (such as Medicare, Medicaid or similar programs).


   Energy Issuers. The High Income Allocation Portfolio and the Multi-Asset High Income Portfolio are exposed to companies in the energy sector primarily through their respective investments in MLPs. Energy companies can be significantly impacted by fluctuations in the prices of energy fuels, such as crude oil, natural gas, and other fossil fuels. Extended periods of low energy fuel prices can have a material adverse impact on an energy company's financial condition and results of operations. The prices of energy fuels can be materially impacted by general economic conditions, demand for energy fuels, industry inventory levels, production quotas or other actions that might be imposed by the Organization of Petroleum Exporting Countries (OPEC), weather-related disruptions and damage, competing fuel prices, and geopolitical risks. Recently, the price of crude oil, natural gas and other fossil fuels has declined substantially and experienced significant volatility, which has adversely impacted energy companies and their stock prices and dividends. The price of energy fuels may decline further and have further adverse effects on energy companies. Some energy companies depend on their ability to find and acquire additional energy reserves. The exploration and recovery process involves significant operating hazards and can be very costly. An energy company has no assurance that it will find reserves or that any reserves found will be economically recoverable.

   The energy industry also faces substantial government regulation, including environmental regulation regarding air emissions and disposal of hazardous materials. These regulations may increase costs and limit production and usage of certain fuels. Additionally, governments have been increasing their attention to issues related to greenhouse gas ("GHG") emissions and climate change, and regulatory measures to limit or reduce GHG emissions are currently in various stages of discussion or implementation. GHG emissions-related regulations could substantially harm energy companies, including by reducing the demand for energy fuels and increasing compliance costs. Energy companies also face risks related to political conditions in oil producing regions (such as the Middle East). Political instability or war in these regions could negatively impact energy companies. The operations of energy companies can be disrupted by natural or human factors beyond the control of the energy company. These include hurricanes, floods, severe storms, and other weather events, civil unrest, accidents, war, earthquakes, fire, political events, systems failures, and terrorist attacks, any of which could result in suspension of operations. Energy companies also face certain hazards inherent to operating in their industry, such as accidental releases of energy fuels or other hazardous materials, explosions, and mechanical failures, which can result in environmental damage, loss of life, loss of revenues, legal liability and/or disruption of operations.

   Reduced Diversification. Your Portfolio involves the risk that the Portfolio will become smaller and less diversified as securities are sold, are called or mature. This could increase your risk of loss and increase your share of Portfolio expenses.

   Quality Risk. This is the risk that a preferred security in your Portfolio will fall in value if a rating agency decreases the preferred security's rating.

   Tax and Legislation Risk. Tax legislation proposed by the President or Congress, tax regulations proposed by the U.S. Treasury or positions taken by the Internal Revenue Service could affect the value of your Portfolio, or the securities owned by the underlying funds in the High Income Allocation Portfolio or the Multi-Asset High Income Portfolio, by changing the taxation or tax characterizations of its portfolio securities, or dividends and other income paid by or related to such securities. Congress has considered such proposals in the past and may do so in the future. In December 2017, Congress passed, and the President signed, significant tax legislation, much of which became effective in 2018. No one can predict whether any other legislation will be proposed, adopted or amended by Congress and no one can predict the impact that any other legislation might have on your Portfolio or its portfolio securities, or on the tax treatment of your Portfolio or of your investment in your Portfolio.

   Liquidity Risk. Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent. The market for certain investments may become less liquid or illiquid due to adverse changes in the conditions of a particular issuer or due to adverse market or economic conditions. In the absence of a liquid trading market for a particular security, the price at which such security may be sold to meet redemptions, as well as the value of the Units of your Portfolio, may be adversely affected. No one can guarantee that a liquid trading market will exist for any security.

   No FDIC Guarantee. An investment in your Portfolio is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PUBLIC OFFERING
--------------------------------------------------------------------------------

   General. Units are offered at the Public Offering Price which consists of the net asset value per Unit plus organization costs plus the sales charge. The net asset value per Unit is the value of the securities, cash and other assets in your Portfolio reduced by the liabilities of the Portfolio divided by the total Units outstanding. The maximum sales charge equals 2.75% of the Public Offering Price per Unit for the High Income Allocation Portfolio and the Preferred Opportunity Portfolio and 1.85% of the Public Offering Price per Unit for the Multi-Asset High Income Portfolio (2.828% and 1.885% of the aggregate offering price of the Securities, respectively) at the time of purchase.

   The initial sales charge is the difference between the total sales charge amount (maximum of 2.75% of the Public Offering Price per Unit for the High Income Allocation Portfolio and the Preferred Opportunity Portfolio and 1.85% of the Public Offering Price per Unit for the Multi-Asset High Income Portfolio) and the sum of the remaining fixed dollar deferred sales charge and the fixed dollar creation and development fee (initially $0.275 per Unit for the High Income Allocation Portfolio and the Preferred Opportunity Portfolio and $0.185 per Unit for the Multi-Asset High Income Portfolio). Depending on the Public Offering Price per Unit, you pay the initial sales charge at the time you buy Units. The deferred sales charge is fixed at $0.225 per Unit for the High Income Allocation Portfolio and the Preferred Opportunity Portfolio and $0.135 per Unit for the Multi-Asset High Income Portfolio. Your Portfolio pays the deferred sales charge in installments as described in the "Fee Table." If any deferred sales charge payment date is not a business day, we will charge the payment on the next business day. If you purchase Units after the initial deferred sales charge payment, you will only pay that portion of the payments not yet collected. If you redeem or sell your Units prior to collection of the total deferred sales charge, you will pay any remaining deferred sales charge upon redemption or sale of your Units. The initial and deferred sales charges are referred to as the "transactional sales charge." The transactional sales charge does not include the creation and development fee which compensates the Sponsor for creating and developing your Portfolio and is described under "Expenses." The creation and development fee is fixed at $0.05 per Unit. Your Portfolio pays the creation and development fee as of the close of the initial offering period as described in the "Fee Table." If you redeem or sell your Units prior to collection of the creation and development fee, you will not pay the creation and development fee upon redemption or sale of your Units. After the initial offering period the maximum sales charge will be reduced by 0.50%, reflecting the previous collection of the creation and development fee. Because the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, the actual charges will exceed the percentages shown in the "Fee Table" if the Public Offering Price per Unit falls below $10 and will be less than the percentages shown in the "Fee Table" if the Public Offering Price per Unit exceeds $10. In no event will the maximum total sales charge exceed 2.75% of the Public Offering Price per Unit for the High Income Allocation Portfolio and the Preferred Opportunity Portfolio or 1.85% of the Public Offering Price per Unit for the Multi-Asset High Income Portfolio.

   The "Fee Table" shows the sales charge calculation at a $10 Public Offering Price per Unit. At a $10 Public Offering Price, there is no initial sales charge during the initial offering period. If the Public Offering Price exceeds $10 per Unit, you will pay an initial sales charge equal to the difference between the total sales charge and the sum of the remaining deferred sales charge and the creation and development fee. For example, with respect to the High Income Allocation Portfolio and the Preferred Opportunity Portfolio, if the Public Offering Price per Unit rose to $14, the maximum sales charge would be $0.385 (2.75% of the Public Offering Price per Unit), consisting of an initial sales charge of $0.110, a deferred sales charge of $0.225 and the creation and development fee of $0.050. With respect to the Multi-Asset High Income Portfolio, if the Public Offering Price per Unit rose to $14, the maximum sales charge would be $0.259 (1.85% of the Public Offering Price per Unit), consisting of an initial sales charge of $0.074, a deferred sales charge of $0.135 and the creation and development fee of $0.050. Since the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of any decrease in net asset value. However, if the Public Offering Price per Unit falls to the extent that the maximum sales charge percentage results in a dollar amount that is less than the combined fixed dollar amounts of the deferred sales charge and creation and development fee, your initial sales charge will be a credit equal to the amount by which these fixed dollar charges exceed your sales charge at the time you buy Units. In such a situation, the value of securities per Unit would exceed the Public Offering Price per Unit by the amount of the initial sales charge credit and the value of those securities will fluctuate, which could result in a benefit or detriment to Unitholders that purchase Units at that price. The initial sales charge credit is paid by the Sponsor and is not paid by your Portfolio. With respect to the High Income Allocation Portfolio and the Preferred Opportunity Portfolio, if the Public Offering Price per Unit fell to $6, the maximum sales charge would be $0.165 (2.75% of the Public Offering Price per Unit), which consists of an initial sales charge (credit) of -$0.110, a deferred sales charge of $0.225 and a creation and development fee of $0.050. With respect to the Multi-Asset High Income Portfolio, if the Public Offering Price per Unit fell to $6, the maximum sales charge would be $0.111 (1.85% of the Public Offering Price per Unit), which consists of an initial sales charge (credit) of -$0.074, a deferred sales charge of $0.135 and a creation and development fee of $0.050.

   The actual sales charge that may be paid by an investor may differ slightly from the sales charges shown herein due to rounding that occurs in the calculation of the Public Offering Price and in the number of Units purchased.

   The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. Certain broker-dealers or selling firms may charge an order handling fee for processing Unit purchases.

   Reducing Your Sales Charge. The Sponsor offers ways for you to reduce the sales charge that you pay. It is your financial professional's responsibility to alert the Sponsor of any discount when you purchase Units. Before you purchase Units you must also inform your financial professional of your qualification for any discount to be eligible for a reduced sales charge. Since the deferred sales charges and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of any discounts. However, if you are eligible to receive a discount such that your total sales charge is less than the fixed dollar amounts of the deferred sales charges and creation and development fee, you will receive a credit equal to the difference between your total sales charge and these fixed dollar charges at the time you buy Units.

   Fee Accounts. Investors may purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "fee based" charge ("Fee Based") is imposed ("Fee Accounts"). If Units of a Portfolio are purchased for a Fee Account and the Portfolio is subject to a Fee Based charge (i.e., the Portfolio is "Fee Based Eligible"), then the purchase will not be subject to the transactional sales charge but will be subject to the creation and development fee of $0.05 per Unit that is retained by the Sponsor. Please refer to the section called "Fee Accounts" for additional information on these purchases. The Sponsor reserves the right to limit or deny purchases of Units described in this paragraph by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio. Fee Based Eligible Units are not eligible for any sales charge discounts in addition to that which is described in this paragraph and under the "Fee Accounts" section found below.

   Employees. Employees, officers and directors (including their spouses (or the equivalent if recognized under local law) and children or step-children under 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons) of Invesco Capital Markets, Inc. and its affiliates, and dealers and their affiliates may purchase Units at the Public Offering Price less the applicable dealer concession. All employee discounts are subject to the policies of the related selling firm. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

   Distribution Reinvestments. We do not charge any sales charge when you reinvest distributions from your Portfolio into additional Units of your Portfolio. Since the deferred sales charge and creation and development fee are fixed dollar amounts per unit, your Portfolio must charge these amounts per unit regardless of this discount. If you elect to reinvest distributions, the Sponsor will credit you with additional Units with a dollar value sufficient to cover the amount of any remaining deferred sales charge and creation and development fee that will be collected on such Units at the time of reinvestment. The dollar value of these Units will fluctuate over time.

   Unit Price. The Public Offering Price of Units will vary from the amounts stated under "Essential Information" in accordance with fluctuations in the prices of the underlying Securities in the Portfolios. The initial price of the Securities upon deposit by the Sponsor was determined by the Trustee. The Trustee will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. The Evaluation Time is the close of the New York Stock Exchange on each business day. The term "business day", as used herein and under "Rights of Unitholders--Redemption of Units", means any day on which the New York Stock Exchange is open for regular trading. The Public Offering Price per Unit will be effective for all orders received prior to the Evaluation Time on each business day. Orders received by the Sponsor prior to the Evaluation Time and orders received by authorized financial professionals prior to the Evaluation Time that are properly transmitted to the Sponsor by the time designated by the Sponsor, are priced based on the date of receipt. Orders received by the Sponsor after the Evaluation Time, and orders received by authorized financial professionals after the Evaluation Time or orders received by such persons that are not transmitted to the Sponsor until after the time designated by the Sponsor, are priced based on the date of the next determined Public Offering Price per Unit provided they are received timely by the Sponsor on such date. It is the responsibility of authorized financial professionals to transmit orders received by them to the Sponsor so they will be received in a timely manner.

   The value of portfolio securities is based on the securities' market price when available. When a market price is not readily available, including circumstances under which the Trustee determines that a security's market price is not accurate, a portfolio security is valued at its fair value, as determined under procedures established by the Trustee or an independent pricing service used by the Trustee. In these cases, a Portfolio's net asset value will reflect certain portfolio securities' fair value rather than their market price. With respect to securities that are primarily listed on foreign exchanges, the value of the portfolio securities may change on days when you will not be able to purchase or sell Units. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The Sponsor will provide price dissemination and oversight services to the Portfolios.

   During the initial offering period, part of the Public Offering Price represents an amount that will pay the costs incurred in establishing your Portfolio. These costs include the costs of preparing documents relating to your Portfolio (such as the registration statement, prospectus, trust agreement and legal documents), federal and state registration fees, the initial fees and expenses of the Trustee and the initial audit. Your Portfolio will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, if earlier. The value of your Units will decline when your Portfolio pays these costs.

   Unit Distribution. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this prospectus at the secondary market Public Offering Price in the manner described above.

   Unit Sales Concessions. Brokers, dealers and others will be allowed a regular concession or agency commission in connection with the distribution of Units during the initial offering period of 2.00% of the Public Offering Price per Unit for the High Income Allocation Portfolio and the Preferred Opportunity Portfolio and 1.25% of the Public Offering Price for the Multi-Asset High Income Portfolio

   Volume Concession Based Upon Annual Sales. As described below, broker-dealers and other selling agents may in certain cases be eligible for an additional concession based upon their annual eligible sales of all Invesco fixed income and equity unit investment trusts. Eligible sales include all units of any Invesco unit investment trust underwritten or purchased directly from Invesco during a trust's initial offering period. For purposes of this concession, trusts designated as either "Invesco Unit Trusts, Taxable Income Series" or "Invesco Unit Trusts, Municipal Series" are fixed income trusts, and trusts designated as "Invesco Unit Trusts Series" are equity trusts. In addition to the regular concessions or agency commissions described above in "Unit Sales Concessions" all broker-dealers and other selling firms will be eligible to receive additional compensation based on total initial offering period sales of all eligible Invesco unit investment trusts during the previous consecutive 12-month period through the end of the most recent month. The Volume Concession, as applicable to equity and fixed income trust units, is set forth in the following table:

                                   Volume Concession
                                   -----------------
      Total Sales              Equity Trust Fixed Income
      (in millions)                 Units   Trust Units
----------------------         --------------------------
$25 but less than $100              0.035%       0.035%
$100 but less than $150             0.050        0.050
$150 but less than $250             0.075        0.075
$250 but less than $1,000           0.100        0.100
$1,000 but less than $5,000         0.125        0.100
$5,000 but less than $7,500         0.150        0.100
$7,500 or more                      0.175        0.100

   Broker-dealers and other selling firms will not receive the Volume Concession on the sale of units purchased in Fee Accounts, however, such sales will be included in determining whether a firm has met the sales level breakpoints set forth in the Volume Concession table above. Secondary market sales of all unit investment trusts are excluded for purposes of the Volume Concession. Eligible dealer firms and other selling agents include clearing firms that place orders with Invesco and provide Invesco with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker-dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of the concessions or agency commissions from time to time. For a trust to be eligible for this additional compensation, the trust's prospectus must include disclosure related to this additional compensation.

   Additional Information. Except as provided in this section, any sales charge discount provided to investors will be borne by the selling broker-dealer or agent. For all secondary market transactions the total concession or agency commission will amount to 80% of the applicable sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

   We may provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell Units of the Portfolios and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the Portfolios and our other products. Fees may include payment for travel expenses, including lodging, incurred in connection with trips taken by invited registered representatives for meetings or seminars of a business nature. These arrangements will not change the price you pay for your Units.

   Sponsor Compensation. The Sponsor will receive the total sales charge applicable to each transaction. Except as provided under "Unit Distribution," any sales charge discount provided to investors will be borne by the selling dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to your Portfolio on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolios". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of Units held by the Sponsor for sale to the public. In maintaining a secondary market, the Sponsor will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934, as amended ("1934 Act").

   The Sponsor or an affiliate may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.

   Market for Units. Although it is not obligated to do so, the Sponsor may maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under "Right of Unitholders--Redemption of Units"). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Sponsor of any Units tendered for redemption. If the Sponsor's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.

RETIREMENT ACCOUNTS
--------------------------------------------------------------------------------

   Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

FEE ACCOUNTS
--------------------------------------------------------------------------------

   As described above, Units may be available for purchase by investors in Fee Accounts where a Portfolio is Fee Based Eligible. You should consult your financial professional to determine whether you can benefit from these accounts. This table illustrates the sales charge you will pay if a Portfolio is Fee Based Eligible as a percentage of the initial Public Offering Price per Unit on the Initial Date of Deposit (the percentage will vary thereafter).

Initial sales charge             0.00%
Deferred sales charge            0.00
                                 -----
      Transactional sales charge 0.00%
                                 =====
Creation and development fee     0.50%
                                 -----
      Total sales charge         0.50%
                                 =====

   You should consult the "Public Offering--Reducing Your Sales Charge" section for specific information on this and other sales charge discounts. That section governs the calculation of all sales charge discounts. The Sponsor reserves the right to limit or deny purchases of Units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio. To purchase Units in these Fee Accounts, your financial professional must purchase Units designated with one of the Fee Based CUSIP numbers set forth under "Essential Information," either Fee Based Cash for cash distributions or Fee Based Reinvest for the reinvestment of distributions in additional Units, if available. See "Rights of Unitholders--Reinvestment Option."

RIGHTS OF UNITHOLDERS
--------------------------------------------------------------------------------

   Distributions. Dividends, interest and all other income or distributions received (pro rated on an annual basis), net of expenses, and any net proceeds from the sale of Securities received by a Portfolio will generally be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. These dates appear under "Essential Information". Distributions made by any closed-end funds, REITs, preferred securities and MLPs in your Portfolio include ordinary income, but may also include sources other than ordinary income such as returns of capital, loan proceeds, short-term capital gains and long-term capital gains (see "Taxation--Distributions"). In addition, the Portfolios will generally make required distributions at the end of each year because each is structured as a "regulated investment company" for federal tax purposes. Unitholders will also receive a final distribution of income when their Portfolio terminates. A person becomes a Unitholder of record on the date of settlement (generally two business days after Units are ordered, or any shorter period as may be required by the applicable rules under the 1934 Act). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. See "Rights of Unitholders--Reinvestment Option".

   Dividends, interest and other income received by a Portfolio are credited to the Income Account of the Portfolio. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a Record Date and prior to the following Distribution Date will be held in the Capital Account and not distributed until the next Distribution Date. Any distribution to Unitholders consists of each Unitholder's pro rata share of the available cash in the Income and Capital Accounts as of the related Record Date.

   The income distribution to the Unitholders of your Portfolio as of each Record Date will be made on the following Distribution Date or shortly thereafter and shall consist of an amount substantially equal to such portion of each Unitholder's pro rata share of the estimated net annual income distributions in the Income Account. Because income payments are not received by the Portfolio at a constant rate throughout the year, such distributions to Unitholders may be more or less than the amount credited to the Income Account as of the Record Date. For the purpose of minimizing fluctuation in the distributions from the Income Account, the Trustee is authorized to advance such amounts as may be necessary to provide income distributions of approximately equal amounts. The Trustee shall be reimbursed, without interest, for any such advances from funds in the Income Account on the ensuing Record Date.

   Historical and Estimated Distributions. The Historical 12 Month Distributions per Unit, and Estimated Initial Distribution per Unit (if any), may be shown under "Essential Information." These figures are based upon the weighted average of the actual distributions paid by the securities included in your Portfolio over the 12 months preceding the Initial Date of Deposit and are reduced to account for the effects of fees and expenses which will be incurred when investing in your Portfolio. While both figures are calculated using a Public Offering Price of $10 per Unit, any presented Estimated Initial Distribution per Unit will reflect an estimate of the per Unit distributions you may receive on the first Distribution Date based upon each issuer's preceding 12 month distributions. Neither dividend payments nor distributions are not assured and therefore the amount of future distribution or dividend income to your Portfolio is uncertain. The actual net annual distributions may decrease over time because a portion of the securities included in your Portfolio will be sold to pay for the organization costs, deferred sales charge and creation and development fee. Securities may also be sold to pay regular fees and expenses during your Portfolio's life. The actual net annual income distributions you receive will vary from the Historical 12 Month Distributions amount due to changes in dividends and distribution amounts paid by issuers, currency fluctuations, the sale of securities to pay any deferred sales charge, Portfolio fees and expenses, and with changes in your Portfolio such as the acquisition, call, maturity or sale of securities. Due to these and various other factors, actual income received by your Portfolio will most likely differ from the most recent dividends or scheduled income payments.

   Reinvestment Option. Unitholders may have distributions automatically reinvested in additional Units without a sales charge (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides). The CUSIP numbers for either "Cash" distributions or "Reinvest" for the reinvestment of distributions are set forth under "Essential Information". Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company ("DTC") or purchase a Reinvest (or Fee Based Reinvest in the case of Fee Based Eligible Units held in Fee Accounts) CUSIP, if available. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. The reinvestment option is not offered during the 30 calendar days prior to termination. If Units are unavailable for reinvestment or this reinvestment option is no longer available, distributions will be paid in cash. Distributions will be taxable to Unitholders if paid in cash or automatically reinvested in additional Units. See "Taxation".

   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a Distribution Date. The Sponsor shall have the right to suspend or terminate the reinvestment plan at any time. The reinvestment plan is subject to availability or limitation by each broker-dealer or selling firm. Broker-dealers may suspend or terminate the offering of a reinvestment plan at any time. Please contact your financial professional for additional information.

   Redemption of Units. All or a portion of your Units may be tendered to The Bank of New York Mellon, the Trustee, for redemption at Unit Investment Trust Division, 111 Sanders Creek Parkway, East Syracuse, New York 13057, on any day the New York Stock Exchange is open. No redemption fee will be charged by the Sponsor or the Trustee, but you are responsible for applicable governmental charges, if any. Units redeemed by the Trustee will be canceled. You may redeem all or a portion of your Units by sending a request for redemption to your bank or broker-dealer through which you hold your Units. No later than two business days (or any shorter period as may be required by the applicable rules under the 1934 Act) following satisfactory tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a business day, the date of tender is deemed to be the next business day. Redemption requests received by the Trustee after the Evaluation Time, and redemption requests received by authorized financial professionals after the Evaluation Time or redemption requests received by such persons that are not transmitted to the Trustee until after the time designated by the Trustee, are priced based on the date of the next determined redemption price provided they are received timely by the Trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the Trustee so they will be received in a timely manner. Certain broker-dealers or selling firms may charge an order handling fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such fees.

   Unitholders tendering 1,000 or more Units (or such higher amount as may be required by your broker-dealer or selling agent) for redemption may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders may not request an in kind distribution during the initial offering period or within 30 calendar days of a Portfolio's termination. Your Portfolio generally will not offer in kind distributions of portfolio securities that are held in foreign markets. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at DTC. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder's in kind distribution to facilitate the distribution of whole shares. The in kind distribution option may be modified or discontinued at any time without notice. Notwithstanding the foregoing, if the Unitholder requesting an in kind distribution is the Sponsor or an affiliated person of a Portfolio, the Trustee may make an in kind distribution to such Unitholder provided that no one with a pecuniary incentive to influence the in kind distribution may influence selection of the distributed securities, the distribution must consist of a pro rata distribution of all portfolio securities (with limited exceptions) and the in kind distribution may not favor such affiliated person to the detriment of any other Unitholder. Unitholders will incur transaction costs in liquidating securities received in an in-kind distribution, and any such securities received will be subject to market risk until sold. In the event that any securities received in-kind are illiquid, Unitholders will bear the risk of not being able to sell such securities in the near term, or at all.

   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of a Portfolio will be, and the diversity of a Portfolio may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See "Taxation".

   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rata share of each Unit in your Portfolio determined on the basis of (i) the cash on hand in the Portfolio, (ii) the value of the Securities in the Portfolio and (iii) dividends or other income distributions receivable on the Securities in the Portfolio trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Portfolio, (b) the accrued expenses of the Portfolio (including costs associated with liquidating securities after the end of the initial offering period) and (c) any unpaid deferred sales charge payments. During the initial offering period, the redemption price and the secondary market repurchase price are not reduced by the estimated organization costs or the creation and development fee. For these purposes, the Trustee will determine the value of the Securities as described under "Public Offering--Unit Price".

   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the Securities and Exchange Commission ("SEC") determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.

   Exchange Option. When you redeem Units of your Portfolio or when your Portfolio terminates (see "Rollover" below), you may be able to exchange your Units for units of other Invesco unit trusts. You should contact your financial professional for more information about trusts currently available for exchanges. Before you exchange Units, you should read the prospectus of the new trust carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. A rollover or exchange is a taxable event to you. We may discontinue this option at any time.

   Rollover. We may offer a subsequent series of each Portfolio for a Rollover when the Portfolios terminate.

   On the Mandatory Termination Date you will have the option to (1) participate in a Rollover and have your Units reinvested into a subsequent trust series or (2) receive a cash distribution.

   If you elect to participate in a cash Rollover, your Units will be redeemed on the Mandatory Termination Date. As the redemption proceeds become available, the proceeds (including dividends or other received distributions) will be invested in a new trust series at the public offering price for the new trust. The Trustee will attempt to sell Securities to satisfy the redemption as quickly as practicable on the Mandatory Termination Date. We do not anticipate that the sale period will be longer than one day, however, certain factors could affect the ability to sell the Securities and could impact the length of the sale period. The liquidity of any Security depends on the daily trading volume of the Security and the amount available for redemption and reinvestment on any day.

   We may make subsequent trust series available for sale at various times during the year. Of course, we cannot guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategies or objectives as the current Portfolios. We cannot guarantee that a Rollover will avoid any negative market price consequences resulting from trading large volumes of securities. Market price trends may make it advantageous to sell or buy securities more quickly or more slowly than permitted by the Portfolio procedures. We may, in our sole discretion, modify a Rollover or stop creating units of a trust at any time regardless of whether all proceeds of Unitholders have been reinvested in a Rollover. If we decide not to offer a subsequent series, Unitholders will be notified prior to the Mandatory Termination Date. Cash which has not been reinvested in a Rollover will be distributed to Unitholders shortly after the Mandatory Termination Date. Rollover participants may receive taxable dividends or realize taxable capital gains which are reinvested in connection with a Rollover but may not be entitled to a deduction for capital losses due to the "wash sale" tax rules. Due to the reinvestment in a subsequent trust, no cash will be distributed to pay any taxes. See "Taxation".

   Units. Ownership of Units is evidenced in book-entry form only and will not be evidenced by certificates. Units purchased or held through your bank or broker-dealer will be recorded in book-entry form and credited to the account of your bank or broker-dealer at DTC. Units are transferable by contacting your bank or broker-dealer through which you hold your Units. Transfer, and the requirements therefore, will be governed by the applicable procedures of DTC and your agreement with the DTC participant in whose name your Units are registered on the transfer records of DTC.

   Reports Provided. Unitholders will receive a statement of dividends and other amounts received by a Portfolio for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing dividends and capital received, actual Portfolio distributions, Portfolio expenses, a list of the Securities and other Portfolio information. Unitholders may obtain evaluations of the Securities upon request to the Trustee. If you have questions regarding your account or your Portfolio, please contact your financial advisor or the Trustee. The Sponsor does not have access to individual account information.

PORTFOLIO ADMINISTRATION
--------------------------------------------------------------------------------

   Portfolio Administration. Your Portfolio is not a managed fund and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect your Portfolio based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Supervisor retention of the Security would be detrimental to your Portfolio. If a public tender offer has been made for a Security or a merger or acquisition has been announced affecting a Security, the Trustee may either sell the Security or accept an offer if the Supervisor determines that the sale or exchange is in the best interest of Unitholders. The Trustee will distribute any cash proceeds to Unitholders. In addition, the Trustee may sell Securities to redeem Units or pay Portfolio expenses or deferred sales charges. If securities or property are acquired by a Portfolio, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in your Portfolio. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in a Portfolio to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next Distribution Date.

   The Sponsor may direct the reinvestment of proceeds of the sale of Securities if the sale is the direct result of serious adverse credit factors which, in the opinion of the Sponsor, would make retention of the Securities detrimental to your Portfolio. In such a case, the Sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in your Portfolio on the Initial Date of Deposit. The Sponsor may also instruct the Trustee to take action necessary to ensure that your Portfolio continues to satisfy the qualifications of a regulated investment company and to avoid imposition of tax on undistributed income of the Portfolio.

   Due to the investments in MLPs that are considered to be "publicly traded partnerships", the High Income Allocation Portfolio and the Multi-Asset High Income Portfolio are subject to certain limitations to maintain qualification as a regulated investment company. One such limitation is that, generally, at the close of each quarter of each taxable year, not more than 25 percent of the value of the High Income Allocation Portfolio's and the Multi-Asset High Income Portfolio's assets may be invested in the securities of qualified publicly traded partnerships and certain other assets. The percentage of assets in a Portfolio invested in securities of qualified publicly traded partnerships as of the Initial Date of Deposit is presented in "Notes to Portfolios". If the portion of the qualified publicly traded partnerships exceeds 25% of the Portfolio following the Initial Date of Deposit, the Portfolio may need to sell securities or stop purchasing additional units of the qualified publicly traded partnerships which would alter the composition and diversity of the securities in the Portfolio.

   The Trust Agreement requires the Trustee to vote all shares of the closed-end funds held in the High Income Allocation Portfolio and the Multi-Asset High Income Portfolio in the same manner and ratio on all proposals as the owners of such shares not held by the Portfolio. The Sponsor will instruct the Trustee how to vote the securities held in your Portfolio. The Trustee will vote the securities in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.

   When your Portfolio sells Securities, the composition and diversity of the Securities in the Portfolio may be altered. However, if the Trustee sells Securities to redeem Units or to pay Portfolio expenses or sales charges, the Trustee will do so, as nearly as practicable, on a pro rata basis. In order to obtain the best price for the Portfolio, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Portfolio, the Sponsor or dealers participating in the offering of Units.

   Pursuant to an exemptive order, your Portfolio may be permitted to sell Securities to a new trust when it terminates if those Securities are included in the new trust. The exemption may enable your Portfolio to eliminate commission costs on these transactions. The price for those securities will be the closing sale price on the sale date on the exchange where the Securities are principally traded, as certified by the Sponsor.

   Amendment of the Trust Agreement. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not materially adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.

   Termination. Your Portfolio will terminate on the Mandatory Termination Date specified under "Essential Information" or upon the sale or other disposition of the last Security held in the Portfolio. A Portfolio may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Portfolio is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000) (the "Minimum Termination Value"). A Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of the Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of the Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Portfolio. If your Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trustee may begin to sell Securities in connection with a Portfolio termination nine business days before, and no later than, the Mandatory Termination Date. Qualified Unitholders may elect an in kind distribution of Securities, provided that Unitholders may not request an in kind distribution of Securities within 30 calendar days of a Portfolio's termination. Any in kind distribution of Securities will be made in the manner and subject to the restrictions described under "Rights of Unitholders--Redemption of Units", provided that, in connection with an in kind distribution election more than 30 calendar days prior to termination, Unitholders tendering 1,000 or more Units of a Portfolio (or such higher amount as may be required by your broker-dealer or selling agent) may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date. All distributions will be net of Portfolio expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of your Portfolio. See "Additional Information".

   Limitations on Liabilities. The Sponsor, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on a Portfolio which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Sponsor and Supervisor may rely on any evaluation furnished by the Trustee and have no responsibility for the accuracy thereof. Determinations by the Trustee shall be made in good faith upon the basis of the best information available to it.


   Sponsor. Invesco Capital Markets, Inc. is the Sponsor of your Portfolio. The Sponsor is a wholly owned subsidiary of Invesco Advisers, Inc. ("Invesco Advisers"). Invesco Advisers is an indirect wholly owned subsidiary of Invesco Ltd., a leading independent global investment manager that provides a wide range of investment strategies and vehicles to its retail, institutional and high net worth clients around the globe. The Sponsor's principal office is located at 11 Greenway Plaza, Houston, Texas 77046-1173. As of September 30, 2019, the total stockholders' equity of Invesco Capital Markets, Inc. was $94,146,402.00 (unaudited). The current assets under management and supervision by Invesco Ltd. and its affiliates were valued at approximately $1,184.4 billion as of September 30, 2019.


   The Sponsor and your Portfolio have adopted a code of ethics requiring Invesco Ltd.'s employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. The Information Supplement contains additional information about the Sponsor.

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the SEC, (ii) terminate the Trust Agreement and liquidate your Portfolio as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

   Trustee. The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800) 856-8487. If you have questions regarding your account or your Portfolio, please contact the Trustee at its principal unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".

TAXATION
--------------------------------------------------------------------------------


   This section summarizes some of the principal U.S. federal income tax consequences of owning Units of the Portfolios. Tax laws and interpretations are subject to change, possibly with retroactive effect. This summary does not describe all of the tax consequences to all taxpayers. For example, this summary generally does not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, a tax-exempt entity, financial institution, person who marks to market their Units or other investor with special circumstances. In addition, this section does not describe your alternative minimum, state, local or foreign tax consequences of investing in the Portfolios.

   This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review the federal income tax treatment of the assets to be deposited in your Portfolio.

   Additional information related to taxes is contained in the Information Supplement. As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

   Portfolio Status. Your Portfolio intends to elect and to qualify annually as a "regulated investment company" ("RIC") under the federal tax laws. If your Portfolio qualifies under the tax law as a RIC and distributes its income in the manner and amounts required by the RIC tax requirements, the Portfolio generally will not pay federal income taxes. But there is no assurance that the distributions made by your Portfolio will eliminate all taxes for every year at the level of your Portfolio.

   Distributions. Portfolio distributions are generally taxable. After the end of each year, you will receive a tax statement reporting your Portfolio's distributions, including the amounts of ordinary income distributions and capital gains dividends. Your Portfolio may make taxable distributions to you even in periods during which the value of your Units has declined. Ordinary income distributions are generally taxed at your federal tax rate for ordinary income, however, as further discussed below, certain ordinary income distributions received from your Portfolio may be taxed, under current federal law, at capital gains tax rates. Certain ordinary income dividends on Units that are attributable to qualifying dividends received by your Portfolio from certain corporations may be reported by the Portfolio as being eligible for the dividends received deduction for corporate Unitholders provided certain holding period requirements are met. Income from a Portfolio and gains on the sale of your Units may also be subject to a 3.8% federal tax imposed on net investment income if your adjusted gross income exceeds certain threshold amounts, which currently are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals. In addition, your Portfolio may make distributions that represent a return of capital for tax purposes to the extent of the Unitholder's basis in the Units, and any additional amounts in excess of basis would be taxed as a capital gain. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your Units. The tax status of your distributions from your Portfolio is not affected by whether you reinvest your distributions in additional Units or receive them in cash. The income from your Portfolio that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat certain distributions made to you in January as if you had received them on December 31 of the previous year.

   A distribution paid by your Portfolio reduces the Portfolio's net asset value per Unit on the date paid by the amount of the distribution. Accordingly, a distribution paid shortly after a purchase of Units by a Unitholder would represent, in substance, a partial return of capital, however, it would be subject to income taxes.

   Sale or Redemption of Units. If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your adjusted tax basis in your Units from the amount you receive for the sale of the Units. Your initial tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units.

   Capital Gains and Losses and Certain Ordinary Income Dividends. Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. However, if you receive a capital gain dividend from your Portfolio and sell your Units at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income.

   In certain circumstances, ordinary income dividends received by an individual Unitholder from a RIC such as your Portfolio may be taxed at the same federal rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualified dividend income received by the Portfolio itself. Qualified dividend income means dividends paid to a Portfolio
(a) by domestic corporations, (b) by foreign corporations that are either (i) incorporated in a possession of the United States or (ii) are eligible for benefits under certain income tax treaties with the United States that include an exchange of information program, or (c) with respect to stock of a foreign corporation that is readily tradeable on an established securities market in the United States. Both a Portfolio and the Unitholder must meet certain holding period requirements to qualify Portfolio dividends for this treatment. Income derived from investments in derivatives, fixed-income securities, U.S. real estate investment trusts, passive foreign investment companies, and income received "in lieu of" dividends in a securities lending transactions generally is not eligible for treatment as qualified dividend income. If the qualified dividend income received by a Portfolio is equal to 95% (or a greater percentage) of the Portfolio's gross income (exclusive of net capital gain) in any taxable year, all of the ordinary income dividends paid by the Portfolio will be qualified dividend income. Your Portfolio will provide notice to its Unitholders of the amount of any distribution which may be taken into account as qualified dividend income which is eligible for capital gains tax rates. There is no requirement that tax consequences be taken into account in administering your Portfolio.

   In Kind Distributions. Under certain circumstances, as described in this prospectus, you may receive an in kind distribution of Portfolio securities when you redeem your Units. In general, this distribution will be treated as a sale for federal income tax purposes and you will recognize gain or loss, based on the value at that time of the securities and the amount of cash received, and subject to certain limitations on the deductibility of losses under the tax law.

   Rollovers and Exchanges. If you elect to have your proceeds from your Portfolio rolled over into a future trust, it would generally be considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and, in general, any loss will be treated as a capital loss. However, any loss realized on a sale or exchange will be disallowed to the extent that Units disposed of are replaced (including through reinvestment of dividends) within a period of 61 days beginning 30 days before and ending 30 days after disposition of Units or to the extent that the Unitholder, during such period, acquires or enters into an option or contract to acquire, substantially identical stock or securities. In such a case, the basis of the Units acquired will be adjusted to reflect the disallowed loss. The deductibility of capital losses is subject to other limitations in the tax law.

   Deductibility of Portfolio Expenses. Expenses incurred and deducted by your Portfolio will generally not be treated as taxable income to you. In certain cases if your Portfolio is not considered "publicly offered" under the Code, each U.S. Unitholder that is either an individual, trust or estate will be treated as having received a taxable distribution from the Portfolio in the amount of that U.S. Unitholder's allocable share of certain of the Portfolio's expenses for the calendar year, and these fees and expenses will be treated as miscellaneous itemized deductions of those U.S. Unitholders. The deductibility of expenses that are characterized as miscellaneous itemized deductions, which include investment expenses, is suspended for tax years beginning prior to January 1, 2026.

   Foreign Investors. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), generally, subject to applicable tax treaties, distributions to you from your Portfolio will be characterized as dividends for federal income tax purposes (other than dividends that your Portfolio reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. You may be eligible under certain income tax treaties for a reduction in withholding rates. However, distributions received by a foreign investor from your Portfolio that are properly reported by the trust as capital gain dividends, interest-related dividends paid by the Portfolio from its qualified net interest income from U.S. sources and short-term capital gain dividends, may not be subject to U.S. federal income taxes, including withholding taxes, provided that your Portfolio makes certain elections and certain other conditions are met.

   The Foreign Account Tax Compliance Act ("FATCA"). A 30% withholding tax on your Portfolio's distributions generally applies if paid to a foreign entity unless: (i) if the foreign entity is a "foreign financial institution" as defined under FATCA, the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a "foreign financial institution," it identifies certain of its U.S. investors or (iii) the foreign entity is otherwise excepted under FATCA. If required under the rules above and subject to the applicability of any intergovernmental agreements between the United States and the relevant foreign country, withholding under FATCA may apply. Under existing regulations, FATCA withholding on gross proceeds from the sale of Units and capital gain distributions from your Portfolio took effect on January 1, 2019; however, recently proposed U.S. tax regulations eliminate FATCA withholding on such types of payments. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. If withholding is required under FATCA on a payment related to your Units, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) on such payment generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction. Your Portfolio will not pay any additional amounts in respect of amounts withheld under FATCA. You should consult your tax advisor regarding the effect of FATCA based on your individual circumstances.

   Foreign Tax Credit. If your Portfolio invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes your Portfolio paid to other countries. In this case, dividends taxed to you will include your share of the taxes your Portfolio paid to other countries. If more than 50% of the value of a Portfolio's total assets at the end of a fiscal year is invested in foreign securities, the Portfolio may elect to "pass-through" to the Unitholders the amount of foreign income tax paid by the Portfolio in lieu of deducting such amount in determining its investment company taxable income. In such a case, Unitholders will be required (i) to include in gross income, even though not actually received, their respective pro rata shares of the foreign income tax paid by the Portfolio that are attributable to any distributions they receive; and (ii) either to deduct their pro rata share of foreign tax in computing their taxable income or to use it (subject to various limitations) as a foreign tax credit against federal income tax (but not both). No deduction for foreign tax may be claimed by a non-corporate Unitholder who does not itemize deductions or who is subject to the alternative minimum tax. Unitholders may be unable to claim a credit for the full amount of their proportionate shares of the foreign income tax paid by a Portfolio due to certain limitations that may apply. The Portfolios reserve the right not to pass-through to its Unitholders the amount of foreign income taxes paid by a Portfolio.

   Backup Withholding. By law, your Portfolio must withhold as backup withholding a percentage (currently 24%) of your taxable distributions and redemption proceeds if you do not provide your correct social security or taxpayer identification number and certify that you are not subject to backup withholding, or if the IRS instructs your Portfolio to do so.

   Investors should consult their advisors concerning the federal, state, local and foreign tax consequences of investing in the Portfolio.


PORTFOLIO OPERATING EXPENSES
--------------------------------------------------------------------------------

   General. The fees and expenses of your Portfolio will generally accrue on a daily basis. Portfolio operating fees and expenses are generally paid out of the Income Account to the extent funds are available, and then from the Capital Account. The deferred sales charge, creation and development fee and organization costs are generally paid out of the Capital Account of your Portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See "Taxation". These sales will reduce future income distributions. The Sponsor's, Supervisor's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "Services Less Rent of Shelter" in the Consumer Price Index for All Urban Consumers or, if this category is not published, in a comparable category.

   Organization Costs. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of your Portfolio. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to your Portfolio, federal and state registration fees and costs, the initial fees and expenses of the Trustee, and legal and auditing expenses. The Public Offering Price of Units includes the estimated amount of these costs. The Trustee will deduct these expenses from your Portfolio's assets at the end of the initial offering period.

   Creation and Development Fee. The Sponsor will receive a fee from your Portfolio for creating and developing the Portfolio, including determining the Portfolio's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The creation and development fee is a charge of $0.05 per Unit. The Trustee will deduct this amount from your Portfolio's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of Units before the close of the initial public offering period.

   Trustee's Fee. For its services the Trustee will receive the fee from your Portfolio set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Portfolio expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to your Portfolio is expected to result from the use of these funds.

   Compensation of Sponsor and Supervisor. The Sponsor and the Supervisor, which is an affiliate of the Sponsor, will receive the annual fees for providing bookkeeping and administrative services and portfolio supervisory services set forth in the "Fee Table". These fees may exceed the actual costs of providing these services to your Portfolio but at no time will the total amount received for these services rendered to all Invesco unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.

   Miscellaneous Expenses. The following additional charges are or may be incurred by your Portfolio: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Portfolio, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Portfolio and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Portfolio without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), (h) costs associated with liquidating the securities held in the Portfolio, (i) any offering costs incurred after the end of the initial offering period and (j) expenditures incurred in contacting Unitholders upon termination of the Portfolio. Your Portfolio may pay the expenses of updating its registration statement each year.

   Fund Expenses. The High Income Allocation Portfolio and the Multi-Asset High Income Portfolio will also bear the expenses of the underlying funds. While the High Income Allocation Portfolio and the Multi-Asset High Income Portfolio will not pay these expenses directly out of its assets, an estimate of these expenses is shown in the "Estimated Annual Expenses" of each "Fee Table" in the High Income Allocation Portfolio and the Multi-Asset High Income Portfolio to illustrate the impact of these expenses. This estimate is based upon each underlying fund's annual operating expenses for the most recent fiscal year. Each underlying fund's annual operating expense amount is subject to change in the future.

OTHER MATTERS
--------------------------------------------------------------------------------

   Legal Opinions. The legality of the Units offered hereby has been passed upon by Morgan, Lewis & Bockius LLP. Dorsey & Whitney LLP has acted as counsel to the Trustee.

   Independent Registered Public Accounting Firm. The statements of condition and the related portfolios included in this prospectus have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in their report in this prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

   This prospectus does not contain all the information set forth in the registration statements filed by your Portfolio with the SEC under the Securities Act of 1933 and the Investment Company Act of 1940 (file no. 811-2754). The Information Supplement, which has been filed with the SEC and is incorporated herein by reference, includes more detailed information concerning the Securities, investment risks and general information about your Portfolio. Reports and other information about your Portfolio are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, DC 20549-0102.

TABLE OF CONTENTS
--------------------------------------------
   Title                                Page
--------------------------------------------

   High Income Allocation Portfolio        2
   Preferred Opportunity Portfolio         8
   Multi-Asset High Income Portfolio      15
   Notes to Portfolios                    22
   Report of Independent Registered
     Public Accounting Firm               24
   Statements of Condition                25
   The Portfolios                        A-1
   Objectives and Securities Selection   A-2
   Closed-End Funds                      A-2
   Risk Factors                          A-3
   Public Offering                      A-16
   Retirement Accounts                  A-21
   Fee Accounts                         A-21
   Rights of Unitholders                A-21
   Portfolio Administration             A-25
   Taxation                             A-28
   Portfolio Operating Expenses         A-31
   Other Matters                        A-32
   Additional Information               A-32


---------------
When Units of the Portfolios are no longer available this prospectus may be used as a preliminary prospectus for a future Portfolio. If this prospectus is used for future Portfolios you should note the following:

The information in this prospectus is not complete with respect to future Portfolio series and may be changed. No person may sell Units of future Portfolios until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.


                                                                    U-EMSPRO2013


                                   PROSPECTUS
                             ---------------------
                               November 12, 2019


                             High Income Allocation
                                Portfolio 2019-4

                             Preferred Opportunity
                                Portfolio 2019-4

                                Multi-Asset High
                            Income Portfolio 2019-4



              Please retain this prospectus for future reference.




INVESCO


                             Information Supplement





High Income Allocation Portfolio 2019-4

Preferred Opportunity Portfolio 2019-4

Multi-Asset High Income Portfolio 2019-4

--------------------------------------------------------------------------------
   This Information Supplement provides additional information concerning the risks and operations of the Portfolios which is not described in the prospectus. You should read this Information Supplement in conjunction with the prospectus. This Information Supplement is not a prospectus but is incorporated into the prospectus by reference. It does not include all of the information that you should consider before investing in a Portfolio. This Information Supplement may not be used to offer or sell Units without the prospectus. You can obtain copies of the prospectus by contacting the Sponsor's unit investment trust division at 3500 Lacey Road, Suite 700, Downers Grove, Illinois 60515-5456, or by contacting your broker. This Information Supplement is dated as of the date of the prospectus. All capitalized terms have been defined in the prospectus.


                               Table of Contents
                                                               Page

           Risk Factors                                           2
           Sponsor Information                                   13
           Trustee Information                                   14
           Taxation                                              14
           Portfolio Termination                                 17
           Description of Preferred Securities Ratings           17


INVESCO


RISK FACTORS

   Preferred Securities Risks. Your Portfolio invests in preferred securities, including hybrid preferred and trust preferred securities. You should understand these securities before you invest. Hybrid-preferred securities are preferred securities that are typically issued by corporations, generally in the form of interest-bearing notes or preferred securities, and may be perpetual in duration or may have a stated maturity. Trust preferred securities are similar to hybrid securities, but are typically issued by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures issued by the corporation, or similarly structured securities. The maturity and coupon rate of the preferred securities are structured to match the maturity and coupon rate of the interest-bearing notes, preferred securities or subordinated debentures. Preferred securities with a stated maturity date usually mature on the maturity date of the interest-bearing notes, preferred securities or subordinated debentures and may be redeemed or liquidated prior to the stated maturity date of such instruments for any reason on or after their stated call date or upon the occurrence of certain circumstances at any time.

   Preferred securities generally have a yield advantage over traditional preferred stocks, but unlike preferred stocks, distributions on certain preferred securities are treated as interest rather than dividends for federal income tax purposes. Unlike most preferred stocks, distributions received from certain trust preferred securities are not eligible for the dividends-received deduction. Certain of the risks unique to hybrid and trust preferred securities include: (i) distributions on such preferred securities will be made only if interest payments on the interest-bearing notes, preferred securities or subordinated debentures are made; (ii) a corporation issuing the interest-bearing notes, preferred securities or subordinated debentures may defer interest payments on certain such instruments for up to 20 consecutive quarters and if such election is made, distributions will not be made on the trust preferred securities during the deferral period; (iii) certain tax or regulatory events may trigger the redemption of the interest-bearing notes, preferred securities or subordinated debentures by the issuing corporation and result in prepayment of the hybrid and trust preferred securities prior to their stated maturity date; (iv) future legislation may be proposed or enacted that may prohibit the corporation from deducting its interest payments on the interest-bearing notes, preferred securities or subordinated debentures for tax purposes, making redemption of these instruments likely; (v) a corporation may redeem the interest-bearing notes, preferred securities or subordinated debentures in whole at any time or in part from time to time on or after a stated call date; (vi) hybrid and trust preferred securities holders have very limited voting rights; and (vii) payment of interest on the interest-bearing notes, preferred securities or subordinated debentures, and therefore distributions on the hybrid and trust preferred securities, is dependent on the financial condition of the issuing corporation.

   Price Volatility. Because your Portfolio invests in securities of U.S. and foreign companies, you should understand the risks of investing in these securities before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the securities markets may worsen and the value of the stocks (and therefore Units) will fall. Stocks are especially susceptible to general market movements. The value of stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the stocks in your Portfolio and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of the Portfolio will be positive over any period of time. Because the Portfolio is unmanaged, the Trustee will not sell Portfolio securities in response to market fluctuations as is common in managed investments.

   Dividends. Stocks and shares of closed-end funds represent ownership interests in a company and are not obligations of the company. Common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

   Closed-End Funds. Closed-end funds' portfolios are managed and their shares are generally listed on a securities exchange. The net asset value of closed-end fund shares will fluctuate with changes in the value of the underlying securities that the closed-end fund owns. In addition, for various reasons closed-end fund shares frequently trade at a discount from their net asset value in the secondary market. The amount of such discount from net asset value is subject to change from time to time in response to various factors. Closed-end funds' articles of incorporation may contain certain anti-takeover provisions that may have the effect of inhibiting a fund's possible conversion to open-end status and limiting the ability of other persons to acquire control of a fund. In certain circumstances, these provisions might also inhibit the ability of stockholders (including the High Income Allocation Portfolio and the Multi-Asset Income Portfolio) to sell their shares at a premium over prevailing market prices. This characteristic is a risk separate and distinct from the risk that a fund's net asset value will decrease. In particular, this characteristic would increase the loss or reduce the return on the sale of those closed-end fund shares that were purchased by your Portfolio at a premium. In the unlikely event that a closed-end fund converts to open-end status at a time when its shares are trading at a premium there would be an immediate loss in value to the High Income Allocation Portfolio and the Multi-Asset Income Portfolio since shares of open-end funds trade at net asset value. Certain closed-end funds may have in place or may put in place in the future plans pursuant to which the fund may repurchase its own shares in the marketplace. Typically, these plans are put in place in an attempt by a fund's board of directors to reduce a discount on its share price. To the extent that such a plan is implemented and shares owned by your Portfolio are repurchased by a fund, the Portfolio's position in that fund will be reduced and the cash will be distributed.

   The High Income Allocation Portfolio and the Multi-Asset Income Portfolio are prohibited from subscribing to a rights offering for shares of any of the closed-end funds in which it invests. In the event of a rights offering for additional shares of a fund, Unitholders should expect that your Portfolio will, at the completion of the offer, own a smaller proportional interest in such fund that would otherwise be the case. It is not possible to determine the extent of this dilution in share ownership without knowing what proportion of the shares in a rights offering will be subscribed. This may be particularly serious when the subscription price per share for the offer is less than the fund's net asset value per share. Assuming that all rights are exercised and there is no change in the net asset value per share, the aggregate net asset value of each shareholder's shares of common stock should decrease as a result of the offer. If a fund's subscription price per share is below that fund's net asset value per share at the expiration of the offer, shareholders would experience an immediate dilution of the aggregate net asset value of their shares of common stock as a result of the offer, which could be substantial.

   Closed-end funds may use leveraging in their portfolios. Leveraging can be expected to cause increased price volatility for those fund's shares, and as a result, increased volatility for the price of the Units of a Portfolio. There can be no assurance that a leveraging strategy will be successful during any period in which it is employed.

   In limited cases certain closed-end funds may employ an investment strategy which includes derivatives such as forward contracts, options, futures contracts, options on futures contracts and swap agreements or intricate derivative-like features, including reverse convertibles, steepener notes, reference point investments and knockout/knock in features. These strategies may utilize multiple features that affect investment returns differently under various scenarios. Derivatives may be purchased on established exchanges or through privately negotiated transactions. Derivatives can be volatile and involve various types and degrees of risk, depending upon the characteristics of the particular derivative. Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in derivatives could have a large potential impact on performance. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives. Structured notes and other related instruments carry risks similar to those of more traditional derivatives such as futures, forward and option contracts. Structured instruments may entail a greater degree of market risk and volatility than other types of debt obligations. There can be no assurance that a derivative based strategy will be successful during any period in which it is employed.

   An exclusion has been claimed for the High Income Allocation Portfolio from the definition of the term "commodity pool operator" under the Commodity Exchange Act ("CEA") and, therefore, your Portfolio is not subject to registration as a commodity pool operator under the CEA.

   Consumer Discretionary and Consumer Staples Issuers. The High Income Allocation Portfolio invests in issuers that manufacture or sell consumer products. The profitability of these companies will be affected by various factors including the general state of the economy and consumer spending trends. In the past, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry will require large capital outlays for investment in the installation of automated checkout equipment to control inventory, to track the sale of individual items and to gauge the success of sales campaigns. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors.

   Financial Services Issuers. An investment in Units of your Portfolio should be made with an understanding of the problems and risks inherent in the bank and financial services sector.

   Banks and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks are highly dependent on net interest margin. Bank profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change or due to increased competition.

   Banks and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation, can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

   Technological advances allow nontraditional lending sources to cut overhead and permit the more efficient use of customer data. Banks continue to face tremendous pressure from mutual funds, brokerage firms and other financial service providers in the competition to furnish services that were traditionally offered by banks.

   The Securities and Exchange Commission ("SEC") and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be enacted in the future. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability, as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers. The Sponsor makes no prediction as to what, if any, manner of bank regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the Financial Institutions Portfolio.

   The Federal Reserve Board ("FRB") has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions.

   Companies engaged in the investment management industry are subject to the adverse effects of economic recession, volatile interest rates, and competition from new entrants in their fields of business. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies.

   Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in the investment management industry are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.

   Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including but not limited to interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other disasters and the effects of client mergers. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressure to compete globally.

   In addition to the normal risks of business, companies involved in the insurance and risk management industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as:

     o the inherent uncertainty in the process of establishing property-liability loss reserves, and the fact that ultimate losses could materially exceed established loss reserves, which could have a material adverse effect on results of operations and financial condition;

     o the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophic losses, which could have a material adverse impact on their financial conditions, results of operations and cash flow;

     o the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claim settlement practices;

     o the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability ratings;

     o the extensive regulation and supervision to which insurance companies are subject, and various regulatory and other legal actions;

     o the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; and

     o the uncertainty involved in estimating the availability of reinsurance and the collectability of reinsurance recoverables.

   The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

   The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

   Real Estate Investment Trusts. Your Portfolio invests in securities issued by real estate investment trusts ("REIT"), domestic corporations or business trusts which invest primarily in income producing real estate or real estate related loans or mortgages. REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. Thus, an investment in the Portfolio will be subject to risks similar to those associated with the direct ownership of real estate, in addition to securities markets risks, because of the Portfolio's investments in the securities of companies in the real estate industry. These risks include:

     o    declines in the value of real estate,

     o    illiquidity of real property investments,

     o risks related to general U.S. and global as well as local economic conditions,

     o    dependency on management skill,

     o    heavy cash flow dependency,

     o    possible lack of availability of mortgage funds,

     o    excessive levels of debt or overleveraged financial structure,

     o    over-building,

     o    extended vacancies, or obsolescence, of properties,

     o    increase in competition,

     o    increases in property taxes and operating expenses,

     o    changes in zoning laws,

     o losses due to costs resulting from the clean-up of environmental problems,

     o liability to third parties for damages resulting from environmental problems,

     o    casualty or condemnation losses,

     o    economic or regulatory impediments to raising rents,

     o    changes in neighborhood values and buyer demand,

     o the ongoing financial strength and viability of government sponsored enterprises, such as Fannie Mae or Freddie Mac,

     o    changes in the appeal of properties to tenants, and

     o    changes in interest rates, tax rates or operating expenses.

   In addition to these risks, equity REITs may be more likely to be affected by changes in the value of the underlying property owned by the trusts. Further, REITs are dependent upon the management skills of the issuers and generally may not be diversified.

   The above factors may also adversely affect a borrower's or lessee's ability to meet its obligations to the REIT. In the event of a default by a borrower or lessee, the REIT may experience delays in enforcing its rights as a mortgagee or lessor and may incur substantial costs associated with protecting its investments.

   A significant amount of the assets of a REIT may be invested in investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, and office buildings. The impact of economic conditions on REITs also varies with geographic location and property type. Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. In addition, you should be aware that REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to

     o    defaults by borrowers,

     o    the market's perception of the REIT industry generally,

     o the possibility of failing to qualify for tax-free pass-through of income under the Internal Revenue Code, and

     o the possibility of failing to maintain exemption from the Investment Company Act of 1940.

   A default by a borrower or lessee may cause the REIT to experience delays in enforcing its rights as mortgagee or lessor and to incur significant costs related to protecting its investments.

   Some REITs in the Portfolio may be structured as UPREITs. An UPREIT owns an interest in a partnership that owns real estate. This can result in a potential conflict of interest between (1) shareholders of the REIT who may want to sell an asset and (2) other partnership interest holders who would be subject to tax liability if the REIT sells the property. In some cases, REITs have entered into "no sell" agreements, which are designed to avoid taxing the holders of partnership units by preventing the REIT from selling the property. This arrangement may mean that the REIT would refuse a lucrative offer for an asset or be forced to hold on to a poor asset. Since parties to "no sell" agreements often do not disclose them, the Sponsor does not know whether any of the REITs in the Portfolio have entered into this kind of arrangement.

   A REIT generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including (1) liability, (2) fire and (3) extended coverage. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes and floods, that may be uninsurable or not economically insurable, as to which the REIT's properties are at risk in their particular locales. The management of a REIT uses its discretion in determining (1) amounts, (2) coverage limits and (3) deductibility provisions of insurance. They aim to acquire appropriate insurance on their investments at reasonable costs and on suitable terms. This may result in insurance coverage that, in the event of a substantial loss, would not be sufficient to pay the full current market value or current replacement cost of the lost investment. Inflation, changes in building codes and ordinances, environmental considerations, and several other factors might make it unfeasible to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds that a REIT receives might not be adequate to restore its economic position with respect to that property.

   Under various federal, state, and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability (1) whether or not the owner or operator caused or knew of the presence of the hazardous or toxic substances and (2) whether or not the storage of the substances was in violation of a tenant's lease. In addition, (1) the presence of hazardous or toxic substances, or (2) the failure to remediate the property properly, may hinder the owner's ability to borrow using that real property as collateral. We cannot give any assurance that one or more of the REITs in the Portfolio may not be currently liable or potentially liable for any of these costs in connection with real estate assets they presently own or subsequently acquire while the shares of those REITs are held in the Portfolio.

   Energy Issuers. An investment in Units of the High Income Allocation Portfolio and the Multi-Asset Income Portfolio should be made with an understanding of the problems and risks inherent in the energy industry in general.

   Energy companies are subject to legislative or regulatory changes, adverse market conditions and/or increased competition affecting the energy sector. The prices of the securities of energy companies may fluctuate widely due to changes in value and dividend yield, which depend largely on the price and supply of energy fuels, international political events relating to oil producing countries, energy conservation, the success of exploration projects, and tax and other governmental regulatory policies.

   Energy companies depend on their ability to find and acquire additional energy reserves. The exploration and recovery process involves significant operating hazards and can be very costly. An energy company has no assurance that it will find reserves or that any reserves found will be economically recoverable. The industry also faces substantial government regulation, including environmental regulation. These regulations have increased costs and limited production and usage of certain fuels. Furthermore, certain companies involved in the industry have also faced scrutiny for alleged accounting irregularities that may have led to the overstatement of their financial results, and other companies in the industry may face similar scrutiny.

   In addition, energy companies face risks related to political conditions in oil producing regions (such as the Middle East), the actions of the Organization of Petroleum Exporting Countries (OPEC), the price and worldwide supply of oil and natural gas, the price and availability of alternative fuels, operating hazards, government regulation and the level of consumer demand. Political conditions of some oil producing regions have been unstable in the past. Political instability or war in these regions could have a negative impact on your investment. Oil and natural gas prices can be extremely volatile. OPEC controls a substantial portion of world oil production. OPEC may take actions to increase or suppress the price or availability of oil. Various domestic and foreign government authorities and international cartels also impact these prices. Any substantial decline in these prices could have an adverse effect on energy companies.


   Utility Issuers. An investment in Units of the High Income Allocation Portfolio should be made with an understanding of the characteristics of the public utility industry and the risks which such an investment may entail. General problems of the public utility industry include the difficulty in obtaining an adequate return on invested capital despite frequent increases in rates which have been granted by the public service commissions having jurisdiction, the difficulty in financing large construction programs during an inflationary period, the restrictions on operations and increased cost and delays attributable to environmental, nuclear safety and other regulatory considerations, the difficulty of the capital markets absorbing utility debt and equity securities, the difficulty in obtaining fuel for electric generation at reasonable prices, unusual, unexpected or normal weather and its effects, regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer, and the effects of energy conservation. There is no assurance that public service commissions will grant rate increases in the future or that any such increases will be timely or adequate to cover operating and other expenses and debt service requirements. All of the public utilities which are issuers of the Securities have been experiencing many of these problems in varying degrees. Furthermore, utility stocks are particularly susceptible to interest rate risk, generally exhibiting an inverse relationship to interest rates. As a result, electric utility stock prices may be adversely affected as interest rates rise. Similarly, the success of certain companies is tied to a relatively small concentration of products or technologies with intense competition between companies. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Accordingly, a decline in demand for products or technologies or from such customers could have a material adverse impact on issuers of the Securities.

   Utilities are generally subject to extensive regulation by state utility commissions which, for example, establish the rates which may be charged and the appropriate rate of return on an approved asset base, which must be approved by the state commissions. Certain utilities have had difficulty from time to time in persuading regulators, who are subject to political pressures, to grant rate increases necessary to maintain an adequate return on investment. Any unexpected limitations could negatively affect the profitability of utilities whose budgets are planned far in advance. In addition, gas pipeline and distribution companies have had difficulties in adjusting to short and surplus energy supplies, enforcing or being required to comply with long-term contracts and avoiding litigation with their customers, on the one hand, or suppliers, on the other. Furthermore, regulatory authorities, which may be subject to political and other pressures, may not grant future rate increases, or may impose accounting or operational policies, any of which could adversely affect a company's profitability and its stock price. Certain utility companies have experienced full or partial deregulation in recent years. These utility companies are frequently more similar to industrial companies in that they are subject to greater competition and have been permitted by regulators to diversify outside of their original geographic regions and their traditional lines of business. These opportunities may permit certain utility companies to earn more than their traditional regulated rates of return. Some companies, however, may be forced to defend their core business and may be less profitable.

   Certain of the issuers of the Securities may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing, and impose additional, requirements governing the licensing, construction and operation of nuclear power plants. In the past, nuclear generating projects in the electric utility industry have experienced substantial cost increases, construction delays and licensing difficulties. These have been caused by various factors, including inflation, high financing costs, required design changes and rework, allegedly faulty construction, objections by groups and governmental officials, limits on the ability to obtain financing, reduced forecasts of energy requirements and economic conditions. This experience indicates that the risk of significant cost increases, delays and licensing difficulties remain present until completion and achievement of commercial operation of any nuclear project. Also, nuclear generating units in service have experienced unplanned outages or extensions of scheduled outages due to equipment problems or new regulatory requirements sometimes followed by a significant delay in obtaining regulatory approval to return to service. A major accident at a nuclear plant anywhere could cause the imposition of limits or prohibitions on the operation, construction or licensing of nuclear units.

   In view of the uncertainties discussed above, there can be no assurance that any utility company's share of the full cost of nuclear units under construction ultimately will be recovered in rates or the extent to which a company could earn an adequate return on its investment in such units. The likelihood of a significantly adverse event occurring in any of the areas of concern described above varies, as does the potential severity of any adverse impact. It should be recognized, however, that one or more of such adverse events could occur and individually or collectively could have a material adverse impact on a company's financial condition, the results of its operations, its ability to make interest and principal payments on its outstanding debt or to pay dividends.

   Other general problems of the electric, gas and water utility industries (including state and local joint action power agencies) include rising costs of rail transportation to transport fossil fuels, the uncertainty of transmission service costs for both interstate and intrastate transactions, changes in tax laws which adversely affect a utility's ability to operate profitably, increased competition in service costs, recent reductions in estimates of future demand for electricity and gas in certain areas of the country, restrictions on operations and increased cost and delays attributable to environmental considerations, uncertain availability and increased cost of capital, unavailability of fuel for electric generation at reasonable prices, including the steady rise in fuel costs and the costs associated with conversion to alternate fuel sources such as coal, availability and cost of natural gas for resale, technical and cost factors and other problems associated with construction, licensing, regulation and operation of nuclear facilities for electric generation, including, among other considerations, the problems associated with the use of radioactive materials and the disposal of radioactive wastes, and the effects of energy and environmental conservation efforts. Each of the problems referred to could adversely affect the ability of the issuers of any Securities to make dividend payments and the value of such Securities on redemption of your Units.


   High-Yield Securities. An investment in Units of your Portfolio should be made with an understanding of the risks that an investment in "high-yield, high-risk" debt obligations or "junk" obligations may entail, including increased credit risks and the risk that the value of the Units will decline, and may decline precipitously, with increases in interest rates. In recent years there have been wide fluctuations in interest rates and thus in the value of debt obligations generally. Certain of the securities included in the Portfolio may be subject to greater market fluctuations and risk of loss of income and principal than are investments in lower-yielding, higher-rated securities, and their value may decline precipitously because of increases in interest rates, not only because the increases in rates generally decrease values, but also because increased rates may indicate a slowdown in the economy and a decrease in the value of assets generally that may adversely affect the credit of issuers of high-yield, high-risk securities resulting in a higher incidence of defaults among high-yield, high-risk securities. A slowdown in the economy, or a development adversely affecting an issuer's creditworthiness, may result in the issuer being unable to maintain earnings or sell assets at the rate and at the prices, respectively, that are required to produce sufficient cash flow to meet its interest and principal requirements. For an issuer that has outstanding both senior commercial bank debt and subordinated high-yield, high-risk securities, an increase in interest rates will increase that issuer's interest expense insofar as the interest rate on the bank debt is fluctuating. However, many leveraged issuers enter into interest rate protection agreements to fix or cap the interest rate on a large portion of their bank debt. This reduces exposure to increasing rates, but reduces the benefit to the issuer of declining rates. The Sponsor cannot predict future economic policies or their consequences or, therefore, the course or extent of any similar market fluctuations in the future.

   "High-yield" or "junk" securities, the generic names for securities rated below BBB- by Standard & Poor's or Fitch Ratings, or below Baa3 by Moody's, are frequently issued by corporations in the growth stage of their development, by established companies whose operations or industries are depressed or by highly leveraged companies purchased in leveraged buyout transactions. The market for high-yield securities is very specialized and investors in it have been predominantly financial institutions. High-yield securities are generally not listed on a national securities exchange. Trading of high-yield securities, therefore, takes place primarily in over-the-counter markets that consist of groups of dealer firms that are typically major securities firms. Because the high-yield security market is a dealer market, rather than an auction market, no single obtainable price for a given security prevails at any given time. Prices are determined by negotiation between traders. The existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. Not all dealers maintain markets in all high-yield securities. Therefore, since there are fewer traders in these securities than there are in "investment grade" securities, the bid-offer spread is usually greater for high-yield securities than it is for investment grade securities. The price at which the securities may be sold and the value of the Portfolio will be adversely affected if trading markets for the securities are limited or absent. If the rate of redemptions is great, the value of the Portfolio may decline to a level that requires liquidation.

   Lower-rated securities tend to offer higher yields than higher-rated securities with the same maturities because the creditworthiness of the issuers of lower-rated securities may not be as strong as that of other issuers. Moreover, if a security is recharacterized as equity by the Internal Revenue Service for federal income tax purposes, the issuer's interest deduction with respect to the security will be disallowed and this disallowance may adversely affect the issuer's credit rating. Because investors generally perceive that there are greater risks associated with the lower-rated securities in the Portfolio, the yields and prices of these securities tend to fluctuate more than higher-rated securities with changes in the perceived quality of the credit of their issuers. In addition, the market value of high-yield, high-risk securities may fluctuate more than the market value of higher-rated securities since these securities tend to reflect short-term credit development to a greater extent than higher-rated securities. Lower-rated securities generally involve greater risks of loss of income and principal than higher-rated securities. Issuers of lower-rated securities may possess fewer creditworthiness characteristics than issuers of higher-rated securities and, especially in the case of issuers whose obligations or credit standing have recently been downgraded, may be subject to claims by debtholders, owners of property leased to the issuer or others which, if sustained, would make it more difficult for the issuers to meet their payment obligations. High-yield, high-risk securities are also affected by variables such as interest rates, inflation rates and real growth in the economy. Therefore, investors should consider carefully the relative risks associated with investment in securities that carry lower ratings.

   Should the issuer of any security default in the payment of principal or interest, the Portfolio may incur additional expenses seeking payment on the defaulted security. Because amounts (if any) recovered by the Portfolio in payment under the defaulted security may not be reflected in the value of the Portfolio's Units until actually received by the Portfolio, and depending upon when a Unitholder purchases or sells his or her Units, it is possible that a Unitholder would bear a portion of the cost of recovery without receiving any portion of the payment recovered.

   High-yield, high-risk securities are generally subordinated obligations. The payment of principal (and premium, if any), interest and sinking fund requirements with respect to subordinated obligations of an issuer is subordinated in right of payment to the payment of senior obligations of the issuer. Senior obligations generally include most, if not all, significant debt obligations of an issuer, whether existing at the time of issuance of subordinated debt or created thereafter. Upon any distribution of the assets of an issuer with subordinated obligations upon dissolution, total or partial liquidation or reorganization of or similar proceeding relating to the issuer, the holders of senior indebtedness will be entitled to receive payment in full before holders of subordinated indebtedness will be entitled to receive any payment. Moreover, generally no payment with respect to subordinated indebtedness may be made while there exists a default with respect to any senior indebtedness. Thus, in the event of insolvency, holders of senior indebtedness of an issuer generally will recover more, ratably, than holders of subordinated indebtedness of that issuer.

   Obligations that are rated lower than "BBB-" by Standard & Poor's or Fitch Ratings, or "Baa3" by Moody's, respectively, should be considered speculative as such ratings indicate a quality of less than investment grade. Investors should carefully review the objective of the Portfolio and consider their ability to assume the risks involved before making an investment in the Portfolio.


   Foreign Securities. Because your Portfolio invests in foreign securities, the Portfolio involves additional risks that differ from an investment in domestic securities. Investments in foreign securities may involve a greater degree of risk than those in domestic securities. There is generally less publicly available information about foreign companies in the form of reports and ratings similar to those that are published about issuers in the United States. Also, foreign issuers are generally not subject to uniform accounting, auditing and financial reporting requirements comparable to those applicable to United States issuers. With respect to certain foreign countries, there is the possibility of adverse changes in investment or exchange control regulations, expropriation, nationalization or confiscatory taxation, limitations on the removal of funds or other assets of the Portfolio, political or social instability, or diplomatic developments which could affect United States investments in those countries. Moreover, industrial foreign economies may differ favorably or unfavorably from the United States' economy in terms of growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. Foreign securities markets are generally not as developed or efficient as those in the United States. While growing in volume, they usually have substantially less volume than the New York Stock Exchange, and securities of some foreign issuers are less liquid and more volatile than securities of comparable United States issuers. Fixed commissions on foreign exchanges are generally higher than negotiated commissions on United States exchanges. There is generally less government supervision and regulation of securities exchanges, brokers and listed issuers than in the United States.


   Foreign Currencies. The Preferred Opportunity Portfolio also involves the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the securities. For example, if a foreign security rose 10% in price but the U.S. dollar gained 5% against the related foreign currency, a U.S. investor's return would be reduced to about 5%. This is because the foreign currency would "buy" fewer dollars or, conversely, a dollar would buy more of the foreign currency. Many foreign currencies have fluctuated widely against the U.S. dollar for a variety of reasons such as supply and demand of the currency, investor perceptions of world or country economies, political instability, currency speculation by institutional investors, changes in government policies, buying and selling of currencies by central banks of countries, trade balances and changes in interest rates. The Portfolio's foreign currency transactions will be conducted with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. These dealers realize a profit based on the difference between the price at which they buy the currency (bid price) and the price at which they sell the currency (offer price). The Trustee will estimate the currency exchange rates based on current activity in the related currency exchange markets, however, due to the volatility of the markets and other factors, the estimated rates may not be indicative of the rate the Portfolio might obtain had the Trustee sold the currency in the market at that time.

   Liquidity. Whether or not the securities in a Portfolio are listed on a stock exchange, the securities may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the securities. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the securities could fall if trading markets are limited or absent.

   Additional Units. The Sponsor may create additional Units of a Portfolio by depositing into the Portfolio additional securities or cash with instructions to purchase additional securities. A deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the securities between the time of the deposit and the purchase of the securities and because a Portfolio will pay brokerage or acquisition fees.

   Voting. Only the Trustee may sell or vote the securities in a Portfolio. While you may sell or redeem your Units, you may not sell or vote the securities in your Portfolio. If applicable, the Trustee will vote any underlying funds in the same general proportion as shares held by other shareholders. The Sponsor will instruct the Trustee how to vote the securities. The Trustee will vote the securities in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.

SPONSOR INFORMATION


   Invesco Capital Markets, Inc. is the Sponsor of your Portfolio. The Sponsor is a wholly owned subsidiary of Invesco Advisers, Inc. ("Invesco Advisers"). Invesco Advisers is an indirect wholly owned subsidiary of Invesco Ltd., a leading independent global investment manager that provides a wide range of investment strategies and vehicles to its retail, institutional and high net worth clients around the globe. The Sponsor's principal office is located at 11 Greenway Plaza, Houston, Texas 77046-1173. As of September 30, 2019, the total stockholders' equity of Invesco Capital Markets, Inc. was $94,146,402.00 (unaudited). The current assets under management and supervision by Invesco Ltd. and its affiliates were valued at approximately $1,184.4 billion as of September 30, 2019. (This paragraph relates only to the Sponsor and not to your Portfolio or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request).


   The Sponsor and your Portfolio have adopted a code of ethics requiring Invesco Ltd.'s employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio.

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the SEC, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION

   The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800) 856-8487. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

   The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Portfolios.

   In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for each Portfolio. Such records shall include the name and address of, and the number of Units of each Portfolio held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in each Portfolio.

   Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

   Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

TAXATION

   The prospectus contains a discussion of certain U.S. federal income tax issues concerning the Portfolios and the purchase, ownership and disposition of Portfolio Units. The discussion below supplements the prospectus discussion and is qualified in its entirety by the prospectus discussion. Prospective investors should consult their own tax advisors with regard to the federal tax consequences of the purchase, ownership, or disposition of Portfolio Units, as well as the tax consequences arising under the laws of any state, locality, non-U.S. country, or other taxing jurisdiction.

   The federal income tax summary below and in the prospectus is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in these discussions. In addition, our counsel was not asked to review and has not yet reached a conclusion with respect to the federal income tax treatment of the assets held by your Portfolio.

   The Portfolios intend to elect and to qualify annually as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code"), and to comply with applicable distribution requirements so that it will not pay federal income tax on income and capital gains distributed to its Unitholders.

   To qualify for the favorable U.S. federal income tax treatment generally accorded to regulated investment companies, a Portfolio must, among other things, (a) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock, securities or foreign currencies or other income derived with respect to its business of investing in such stock, securities or currencies, and net income from qualified publicly traded partnerships; (b) diversify its holdings so that, at the end of each quarter of the taxable year, (i) at least 50% of the market value of the Portfolio's assets is represented by cash and cash items (including receivables), U.S. government securities, the securities of other regulated investment companies and other securities, with such other securities of any one issuer generally limited for the purposes of this calculation to an amount not greater than 5% of the value of the Portfolio's total assets and not greater than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities (other than U.S. government securities or the securities of other regulated investment companies) of any one issuer, or two or more issuers which the Portfolio controls (by owning 20% or more of the issuer's outstanding voting securities) and which are engaged in the same, similar or related trades or businesses, or the securities of qualified publicly traded partnerships (which generally will include the MLPs in which the High Income Allocation Portfolio and the Multi-High Asset Portfolio will invest); and (c) distribute at least 90% of its investment company taxable income (which includes, among other items, dividends, interest and net short-term capital gains in excess of net long-term capital losses but excludes net capital gain, if any) and at least 90% of its net tax-exempt interest income, if any, each taxable year.

   Your Portfolio may invest in preferred securities the U.S. federal income tax treatment of which may not be clear or may be subject to recharacterization by the Internal Revenue Service. To the extent the tax treatment of such securities or the income from such securities differs from the tax treatment expected by the Portfolio, it could affect the timing or character of income recognized by the Portfolio. Specifically, such securities may cause the Portfolio to be treated as having received income for tax purposes notwithstanding that cash distributions would not have been actually received. Should the Portfolio consist of a number of securities deferring interest payments, and not be able to dispose of such securities, it is possible that the Portfolio may not have enough cash to meet its regulated investment company distribution requirements. As a result, the Portfolio may fail to qualify as a regulated investment company for that taxable year.

   The High Income Allocation Portfolio and the Multi-Asset High Income Portfolio invest in, within the limits described above, in publicly traded partnerships that qualify for treatment essentially as corporate stock. It is possible that such a publicly traded partnership will fail to so qualify, in which case your Portfolio would treat its investment on a flow-through, rather than dividend equivalent, basis, which could have adverse effects on your Portfolio's ability to qualify as a regulated investment company in any year. Your Portfolio will attempt to monitor such investments with these tax considerations in mind.

   As a regulated investment company, your Portfolio generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code, but without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes to Unitholders. Your Portfolio intends to distribute to its Unitholders, at least annually, substantially all of its investment company taxable income and net capital gain. If a Portfolio retains any net capital gain or investment company taxable income, it will generally be subject to federal income tax at regular corporate rates on the amount retained. In addition, amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax unless, generally, a Portfolio distributes during each calendar year an amount equal to the sum of (1) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (2) at least 98.2% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the one-year period ending October 31 of the calendar year, and (3) any ordinary income and capital gains for previous years that were not distributed or taxed during those years. To prevent application of the excise tax, your Portfolio intends to make its distributions in accordance with the calendar year distribution requirement. Further, if a Portfolio retains any net capital gain, the Portfolio may designate the retained amount as undistributed capital gains in a notice to Unitholders who, if subject to federal income tax on long-term capital gains
(i) will be required to include in income for federal income tax purposes, as long-term capital gain, their share of such undistributed amount, and (ii) will be entitled to credit their proportionate share of the tax paid by the Portfolio against their federal income tax liabilities, if any, and to claim refunds to the extent the credit exceeds such liabilities. A distribution will be treated as paid on December 31 of the current calendar year if it is declared by a Portfolio in October, November or December with a record date in such a month and paid by the Portfolio during January of the following calendar year. These distributions will be taxable to Unitholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received. There is no assurance that distributions made by your Portfolio will be sufficient to eliminate all taxes on the Portfolio for all periods. Your Portfolio may make taxable distributions to you even during periods in which the value of your Units has declined.

   If a Portfolio failed to qualify as a regulated investment company or failed to satisfy the 90% distribution requirement in any taxable year, the Portfolio would be taxed as an ordinary corporation on its taxable income (even if such income were distributed to its Unitholders) and all distributions out of earnings and profits would be taxable to Unitholders as ordinary dividend income.

   Your Portfolio may be required to withhold as backup withholding federal income tax at the backup withholding rate on all taxable distributions payable to you if you fail to provide your correct taxpayer identification number or to make required certifications, or if the IRS indicates that you are subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld may be credited against your federal income tax liability if you provide the required information or certification.

   If a Portfolio is treated as holding directly or indirectly 10 percent or more of the combined value or voting power of the stock of a foreign corporation, and all U.S. shareholders collectively own more than 50 percent of the vote or value of the stock of such corporation, the foreign corporation may be treated as a "controlled foreign corporation" (a "CFC") for U.S. federal income tax purposes. In such circumstances, a Portfolio will be required to include certain types of passive income and certain other types of income relating to insurance, sales and services with related parties and oil related income in the Portfolio's taxable income whether or not such income is distributed.

   If a Portfolio holds an equity interest in any "passive foreign investment companies" ("PFICs"), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the Portfolio could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its Unitholders. A Portfolio will not be able to pass through to its Unitholders any credit or deduction for such taxes. A Portfolio may be able to make an election that could ameliorate these adverse tax consequences. In this case, a Portfolio would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, a Portfolio might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax (described above). Dividends paid by PFICs will not be treated as qualified dividend income.

PORTFOLIO TERMINATION

   A Portfolio may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of such Portfolio then outstanding or by the Trustee when the value of the Securities owned by a Portfolio, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of a Portfolio has exceeded $15,000,000). A Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of such Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of such Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in such Portfolio. If a Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.

   Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Portfolios. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. Unitholders will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. The Trustee will deduct from the funds of the appropriate Portfolio any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Portfolio upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of each Portfolio his pro rata share of the balance of the Income and Capital Accounts of such Portfolio.

   The Sponsor may, but is not obligated to, offer for sale units of a subsequent series of the Portfolios. There is, however, no assurance that units of any new series of the Portfolios will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all Unitholders.

   Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.

DESCRIPTION OF PREFERRED SECURITIES RATINGS

   Standard & Poor's Issue Credit Ratings. A Standard & Poor's issue credit rating is a current opinion of the credit-worthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion evaluates the obligor's capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default. The issue credit rating is not a recommendation to purchase, sell, or hold a financial obligation, inasmuch as it does not comment as to market price or suitability for a particular investor. Issue credit ratings are based on current information furnished by the obligors or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any credit rating and may, on occasion, rely on unaudited financial information. Credit ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

   Long-term issue credit ratings. Issue credit ratings are based, in varying degrees, on the following considerations:

     o Likelihood of payment-capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

     o    Nature of and provisions of the obligation;

     o Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

   The issue rating definitions are expressed in terms of default risk. As such, they pertain to senior obligations of an entity. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation applies when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.) Accordingly, in the case of junior debt, the rating may not conform exactly with the category definition.

     AAA An obligation rated "AAA" has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

     AA An obligation rated "AA" differs from the highest rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

     A An obligation rated "A" is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

     BBB An obligation rated "BBB" exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

   Obligations rated "BB", "B", "CCC", "CC", and "C" are regarded as having significant speculative characteristics. "BB" indicates the least degree of speculation and "C" the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

     BB An obligation rated "BB" is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

     B An obligation rated "B" is more vulnerable to nonpayment than obligations rated "BB", but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

     CCC An obligation rated "CCC" is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

     CC   An obligation rated "CC" is currently highly vulnerable to nonpayment.

     C A subordinated debt or preferred security obligation rated "C" is currently highly vulnerable to nonpayment. The "C" rating may be used to cover a situation where a bankruptcy petition has been filed or similar action taken, but payments on this obligation are being continued. A "C" also will be assigned to a preferred security issue in arrears on dividends or sinking fund payments, but that is currently paying.

     D An obligation rated "D" is in payment default. The "D" rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grace period. The "D" rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

   Plus (+) or minus (-). The ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

     NR This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor's does not rate a particular obligation as a matter of policy.

Moody's Preferred Security Ratings

     Aaa Bonds and preferred securities which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged". Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

     Aa Bonds and preferred securities which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the Aaa securities.

     A Bonds and preferred securities which are rated A possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future.

     Baa Bonds and preferred securities which are rated Baa are considered as medium-grade obligations (i. e. , they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

     Ba Bonds and preferred securities which are rated Ba are judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

     B Bonds and preferred securities which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

     Caa Bonds and preferred securities which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

     Ca Bonds and preferred securities which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

     C Bonds and preferred securities which are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

   Note: Moody's applies numerical modifiers 1, 2, and 3 in each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Fitch Ratings.

     AAA "AAA' ratings denote the lowest expectation of default risk. They are assigned only in cases of exceptionally strong capacity for payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

     AA "AA" ratings denote expectations of very low default risk. They indicate very strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

     A "A" ratings denote expectations of low default risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.

     BB "BBB" ratings indicate that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity.

   Obligations rated "BB," "B," "CCC," "CC" and "C" are regarded as having significant speculative characteristics.

     "BB" indicates the least degree of speculation and "C" the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

   The modifiers "+" or "-" may be appended to a rating to denote relative status within major rating categories.


                                                                    U-EMSSUP2013




                       CONTENTS OF REGISTRATION STATEMENT

   This Amendment of the Registration Statement comprises the following papers and documents:

             The Facing Sheet of Form S-6.
             The Prospectus.
             The Undertaking to File Reports.
             The Signatures.
             The Written Consents of Legal Counsel, Initial Evaluator and
                Independent Registered Public Accounting Firm.

   The following exhibits:

     1.1  Trust Agreement.

   1.1.1  Standard Terms and Conditions of Trust. Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Series 1281 (File No. 333-184518) dated December 6, 2012.

     1.2 Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

   1.2.1 Certificate of Amendment of Certificate of Incorporation changing the name of the Depositor to Invesco Capital Markets, Inc. Reference is made to Exhibit 1.2.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Municipal Series 1130 (File No. 333-184264) dated December 4, 2012.

     1.3 By-laws of the Depositor. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.4 Form of Dealer Agreement. Reference is made to Exhibit 1.4 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 560 (File No. 333-122799) dated May 18, 2005.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 890 (File No. 333-165240) dated June 2, 2010.

     3.1 Opinion and Consent of Counsel as to the legality of securities being registered.

     3.3  Opinion of Counsel as to the Trustee and the Trust.

     4.1  Consent of Initial Evaluator.

     4.2  Consent of Independent Registered Public Accounting Firm.

     6.1  List of Officers and Directors of the Depositor. Reference is made to
          Exhibit 6.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Series 1989 (File No. 333-232131) dated August 13, 2019.

     7.1 Powers of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Municipal Series 1130 (File No. 333-184264) dated December 4, 2012, and Invesco Unit Trusts, Series 1520 (File No. 333-201408) dated March 12, 2015.

                          Undertaking to File Reports

   Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES

   The Registrant, Invesco Unit Trusts, Series 2013, hereby identifies Van Kampen Merritt Insured Income Trust, Series 1; Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189, Multi-Series 213 and Multi-Series 300; Van Kampen Merritt Emerging Markets Income Trust, Series 1; Van Kampen Merritt Utility Income Trust, Series 1; Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7; Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89; Van Kampen Focus Portfolios, Series 235, Series 265, Series 314, Series 366 and Series 402; Van Kampen Focus Portfolios, Taxable Income Series 47; Invesco Unit Trusts, Taxable Income Series 466; Van Kampen Unit Trusts, Series 427, Series 450, Series 855, Series 894, Series 995, Series 1069, Series 1079, Series 1129, Series 1135, Series 1178, Series 1179, Series 1190, Series 1194, Series 1195, Series 1201, Series 1203, Series 1205, and Series 1384; Invesco Unit Trusts, Series 849, Series 1504, Series 1568, Series 1571, Series 1635, Series 1658 and Series 1775 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

   Pursuant to the requirements of the Securities Act of 1933, the Registrant, Invesco Unit Trusts, Series 2013, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 12th day of November, 2019.

                                                INVESCO UNIT TRUSTS, SERIES 2013

                                 BY: INVESCO CAPITAL MARKETS, INC., as Depositor

                                                         By: /s/ JOHN F. TIERNEY
                                                         -----------------------
                                                                  Vice President


   Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on November 12, 2019, by the following persons who constitute the principal officers and a majority of the Board of Directors of Invesco Capital Markets, Inc.:

         SIGNATURE                            TITLE

Steven Massoni                           Director and Co-President

M. Kevin Cronin                          Director and Co-President

Mark W. Gregson                          Chief Financial Officer



                                                         By: /s/ JOHN F. TIERNEY
                                                        ------------------------
                                                             (Attorney-in-fact*)

------------------------
* An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as set forth in Exhibit 7.1.